SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 1, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
June 30, 2006
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 - Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 - MUNICIPALITY São Paulo		5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8217	8 - TELEPHONE 5582-8242	9 - TELEPHONE 5582-8365	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8243	13 - FAX 5582-8804	14 - FAX 5582-8149
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 - MUNICIPALITY São Paulo		6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 - TELEPHONE 5582-8242	10 - TELEPHONE 5582-8365	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8243	14 - FAX 5582-8804	15 - FAX 5581-8149
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/06	12/31/06	2	04/01//06	6/30/06	1	01/01/06	03/31/05
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 06/30/06	Prior quarter 03/30/06	Same quarter in prior year 06/30/05
Paid-up capital
1 - Common	59,795	59,795	59,816
2 - Preferred	90,768	89,264	84,046
3 - Total	150,563	149,059	143,862
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 114 0 - Transport and Logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02/10/06	Dividends	03/06/06	ON	0,2041161400
02	RCA	02/10/06	Dividends	03/06/06	PN	0,2041161400

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03/10/2006	180,290	26,381	Public Subscription	5,000,000	42.0000000000
02	04/06/2006	188,225	7,935	Public Subscription	1,503,879	42.0000000000
03	07/07/2006	675,000	486,775	Capital reserve	0	00,0000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 06/30/06	4 - 03/31/06
1	Total assets	1,230,754	1,074,893
1.01	Current assets	665,144	591,514
1.01.01	Cash and cash equivalents	632,646	557,875
1.01.01.01	Cash	1,355	1,448
1.01.01.02	Cash Equivalents	631,291	556,427
1.01.02	Receivables	0	0
1.01.02.01	Accounts receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	32,498	33,639
1.01.04.01	Tax Credits	3,132	3,627
1.01.04.02	Dividends Receivable	27,584	27,584
1.01.04.03	Deferred Income Taxes and Social Contribution	1,782	2,402
1.01.04.04	Other accounts receivable	0	26
1.02	Long-term receivables	0	0
1.02.01	Other receivables	0	0
1.02.02	Related parties	0	0
1.02.02.01	Affiliated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.02.03.01	Other accounts receivable	0	0
1.03	Permanent assets	565,610	483,379
1.03.01	Investments	565,610	483,379
1.03.01.01	Affiliated companies	0	0
1.03.01.02	Subsidiaries	565,610	483,379
1.03.01.03	Other	0	0
1.03.02	Property and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 06/30/06	4 - 03/31/06
2	Total liabilities and stockholders' equity	1,230,754	1,074,893
2.01	Current liabilities	509	1,948
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, charges and contributions	149	1,585
2.01.04.01	Taxes and tariffs	45	47
2.01.04.02	Management fees	104	119
2.01.04.03	Provision for income tax and social contribution on net income	0	1,419
2.01.05	Dividends payable	360	363
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	0
2.01.08.01	Other accounts payable	0	0
2.02	Long-term liabilities	536	536
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.03.01	Provision for contingencies	0	0
2.02.04	Payables to related parties	536	536
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,229,709	1,072,409
2.05.01	Paid-up capital	188,225	180,290
2.05.02	Capital reserves	589,630	534,401
2.05.03	Revaluation reserves	156,399	160,281
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	156,399	160,281
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Accumulated income (deficit)	201,255	103,237

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 04/01/06 to 06/30/06	4 -01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.01	Gross sales and/or services revenue	0	0	108	228
3.01.01	Other operating income	0	0	108	228
3.02	Deductions	0	0	(5)	(11)
3.03	Net sales and/or services revenue	0	0	103	217
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	103	217
3.06	Operating expenses/income	102,333	215,604	(34,403)	18,977
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(2,976)	(10,728)	(14,869)	(15,068)
3.06.02.01	Directors’ fees	(113)	(633)	(97)	(211)
3.06.02.02	Other general and administrative	(2,863)	(10,095)	(14,772)	(14,857)
3.06.03	Financial	20,112	33,900	17	(27)
3.06.03.01	Financial income	20,848	36,826	2,142	2,156
3.06.03.01.01	Foreign exchange variations	0	0	0	0
3.06.03.01.03	Other financial revenues	20,848	36,826	2,142	2,156
3.06.03.02	Financial expenses	(736)	(2,926)	(2,125)	(2,183)
3.06.03.02.01	Foreign exchange variations	0	0	0	0
3.06.03.02.03	Other financial expenses	(736)	(2,926)	(2,125)	(2,183)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(179)	(358)	(429)	(984)
3.06.06	Equity in the earnings of subsidiaries	85,376	192,790	(19,122)	35,056
3.07	Operating income	102,333	215,604	(34,300)	19,194
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	102,333	215,604	(34,300)	19,194
3.10	Provision for income tax and social contribution	(5,230)	(7,260)	0	0
3.11	Deferred income tax	0	0	9,631	9,631
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

1 – Code	2 – Description	3 - 04/01/06 to 06/30/06	4 -01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	97,103	208,344	(24,669)	28,825
	Number of shares (thousand), excluding treasury stock	150,563	150,563	143,862	143,862
	Net income per share	0.64493	1.38377		0.20037
	Loss per share			(0.17148)

04.01 – Explanatory notes

1 Operations

1.1 Objective

TAM S.A. (“TAM”) is a corporation created on May 12, 1997, whose main objective is to invest in companies which carry out air transportation activities. TAM S.A. maintains an investment in the subsidiary TAM Linhas Aéreas S.A. (“TLA”), a company which operates scheduled flights carrying passengers and cargo both nationally and internationally, in Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in that country, as well as in Argentina, in Brazil, in Chile, in Uruguay and in Bolivia.

The TLA financial statements are consolidated with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the issue of a supplementary lot of shares, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange – BOVESPA. Its main objective was to raise funds to acquire or lease aircraft to renew and increase its fleet, in line with the strategy of consolidating and increasing its leadership in the domestic market and selectively expanding its participation in the international market. With the same objective, on March 10, 2006 the Company made a further Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, from the exercise of a supplementary lot of shares as permitted by the Preferencial Share Distribution agreement.

1.2 Risk Factors and its management

As a result of its activities, the Company´s administration takes risks inherent to its operations, related to the market, legislation, reputation, operational and management systems, solvency, credit risks, liquidity, exchange variations, utilization of guarantees, mortgages and liens etc. as well as risks outside of its control such as moratoriums, the partial or total closing of markets, changes in monetary policy and sovereign risk.

The monitoring of theses risks is the responsibility of Company management who use techniques, analyses and controls which envisage the minimization of their effects, but which cannot however guarantee the total elimination of the risks to which the Company is subject.

2 Presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, the regulations issued by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency – ANAC, (formerly the Civil Aviation Department - DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meets the additional requirements of the Level 2 corporate governance practices.

3 Significant accounting practices

(a) Income statement

Income and expenses are recognized on the accrual basis, as follows:

i. Air transportation revenues are recognized when transportation services are rendered;

ii. Tickets sold but not used are classified as "advances from ticket sales" and are registered as current liabilities; and

iii. Other operational income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Fidelity program for frequent flyers (TAM Fidelity Program), tickets cancelled on expiry and other services, which are recognized when the service is provided.

(b) Accounting estimates

The accounting estimates, which are reviewed quarterly, were based on objective factors and management’s judgement to determine the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include among others the residual value of property, plant and equipment, allowance for doubtful accounts, allowance for inventory losses, deferred income tax assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies, including those belonging to subsidiaries based abroad, were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

(d) Current and long-term assets

• Financial investments
Financial investments are recorded at cost plus income accrued up to the balance sheet date.

• Allowance for doubtful accounts receivable
The allowance for doubtful accounts receivable was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

• Inventories
Inventories, consisting substantially of parts and materials to be used in maintenance and repair services, are stated at the average cost of purchase, which is lower than replacement cost. Additionally, inventories are reduced by provision for losses with obsolete items, when applicable.

• Other current and non-current assets
Stated at their net realizable value.

(e) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated interim financial statements, the balance has been reclassified as "Deferred Assets".

Negative goodwill is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated interim financial statements, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, increased due to the revaluation of certain asset types. Depreciation is provided using the straight-line method at rates described in Note 11, which take into account the estimated useful lives of assets. Expenditures incurred with regular maintenance are recorded in the statement of income when incurred.

• Deferred charges

Deferred income in the consolidated financial statements substantially comprises goodwill arising on the acquisition of TLA.

(f) Current and long-term liabilities

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange rate variations incurred up to the balance sheet date.

(g) Provisions

Provisions are recognized in the balance sheet when the Company has obligations of a legal nature or arising as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimate of risks involved.

(h) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the associated service is carried out or when the tickets expire.

(i) Benefits to employees

The subsidiary TAM Linhas Aéreas S.A sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation 371/00, the Company recognized the actuarial liability existing in 2001 and is amortizing it over a period of five years. For subsequent periods, obligations are recognized when incurred.

(j) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(k) Leasing

Leases are recorded as follows:

• Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an asset against current and long-term leasing obligations;

• Operating leases - Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(l) Financial instruments

The subsidiary TLA has operations involving financial instruments with the objective of reducing its exposure to exchange rates and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(m) TAM Fidelity program

The Company sponsors a program to reward frequent flyers (TAM Fidelity program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Fidelity credit card, or by using services and products furnished by TAM´s partners.

On June 30, 2006, subsidiary TLA's customers have earned points which have still not been utilized.

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Fidelidade program.

Until the end of the previous quarter, such amounts were set out in an Explanatory Note and recorded as incurred.

The effect of this change – in the amount of R$ 8,919 – was recorded directly to Shareholders' Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Income arising from TAM's partners on the program is recorded as received.

(n) Consolidated interim financial information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous period and year.

The quarterly financial information of consolidated subsidiaries except for that relating to the exclusive investment funds, has been reviewed by independent auditors, who have issued unqualified review reports.

The consolidated interim financial information includes the interim financial information of TAM S.A. and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	06.30.2006	03.31.2006

TAM Linhas Aéreas S.A.	06.30.2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	06.30.2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	05.31.2006	94.98	94.98

The financial statements of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiary Fidelidade Viagens e Turismo Ltda.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the capital, reserves and retained (or negative) earnings of subsidiaries;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in the consolidated interim financial information;

v. The restatement of Mercosur’s fixed assets has been considered in the consolidated interim financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary.

vii. The company consolidated its investments in the “Exclusive Investment Funds” in its interim financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 4.

(o) Supplementary information

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as supplementary information.

• Cash flow
Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected, cash and financial investment, as demonstrated in Note 32.

• Added value
Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Note 33.

4 Financial investments - Consolidated

		Parent Company		Consolidated

	Rentability
	(average weight)	06.30.2006	03.31.2006	06.30.2006	03.31.2006

In local currency
Investment funds		564,696	556,427	524,048	495,345
Bank deposit	100.5% to 105.0%
certificates – CDB	do CDI (101.9% do
	CDI			178,176	151,335
Variable income bonds
Fixed Interest	14.7% p. a. to
	15.4% p.a. (14.9%
	p.a.)			389,918	289,854
Post-fixed	99.8% to 136.0%
	do CDI (109.3% do
	CDI)	66,595		255,539	106,990
Post-fixed	IGPM + 10.5% p.a.			14,952	26,295
Overnight				34,256	9,969
Debentures	101.7% to 109.3%
	do CDI (102.4% do
	CDI)			32,526	19,108
Others				757	223

		631,291	556,427	1,430,172	1,099,119

In foreign currency
Fixed income funds				19,726	6,054

		631,291	556,427	1,449,898	1,105, 173

Exclusive investment funds

     In 2005 the Company and its subsidiary TLA began to make investment by direct applications in the following exclusive investment funds:

	Net Equity		Investment by

			Parent Company		Subsidiary

	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Spitfire Fundo de
Investimento em
Quotas de
Fundos de
Investimento
Multimercado	506,166	409,982	221,808	216,904	284,358	193,078
Credit Suisse
Fairchild Fundo
de Investimento
em Quotas de
Fundo de
Investimento em
Multimercado de
Longo Prazo	425,802	344,089	171,059	172,091	254,743	171,999
Fundo de
Investimento em
Quotas de
Fundos de
Investimento
Multimercado
High Class	493,013	386,941	171,829	167,432	321,184	219,509

Total	1,424,981	1,141,012	564,696	556,427	860,285	584,586

Through the above investment funds, indirect investment was made in the following funds:

• Constellation Fundo de Investimento;
• Credit Suisse 14 BIS Fundo de Investimento em Quotas de Fundo de Investimento em Multimercado de Longo Prazo;
• Fundo de Investimento Multimercado First Class.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

A Investments, after 90 days, can be redeemed at any time without a monetary loss of the revenue recognized.

5 Trade accounts receivable – Consolidated

(a) Balance composition

			06.30.2006	03.31.2006

	Domestic	International	Total	Total

Credit cards	426,132	11,771	437,903	404,556
Travel agencies	225,499	16,710	242,209	237,430
Account holders	25,643	5,883	31,526	29,662
Other airlines	19,699	23,847	43,546	24,371
Cargo agencies	3,784	7,112	10,896	10,707
Post-dated Checks	17,607		17,607	2,184
Others	45,437	10,223	55,660	44,226

Total	763,801	75,546	839,347	753,136

Allowance for doubtful
accounts	(22,543)	(3,845)	(26,388)	(24,051)

Total	741,258	71,701	812,959	729,085

The item “Others” includes, substantially, accounts Receivables from Operations of sublease and barter transactions.

(b) Aging list – Receivables by due date

At June 30, 2006, trade receivables by due date were as follows:

	06.30.2006	03.31.2006

Not yet due	757,952	690,444
Overdue
Up to 60 days	19,509	15,342
From 61 to 90 days	6,309	7,356
From 91 to 180 days	18,713	11,121
From 181 to 360 days	6,334	3,818
Over 360 days	30,530	25,055

	839,347	753,136

(c) Changes in the allowance for doubtful accounts

	06.30.2006	03.31.2006

Balance at the beginning of the period	24,051	31,536
Increases (recorded as sales expenses) in the period	3,645	1,333
Recovered in the period	(1,308)	(8,818)

Balance at the end of the period	26,388	24,051

6 Inventories - Consolidated

	06.30.2006	03.31.2006

Spare parts and material for repairs and maintenance	107,420	106,257
Other inventories	20,526	7,644

Total	127,946	113,901

Provision for loss on realization	(12,233)	(12,184)

Total	115,713	101,717

7 Advances to aircraft manufacturers - Consolidated

The Company makes contractual pre-payments to AIRBUS Industrie, as part of its program to acquire A-320 and A-350 aircraft. Amounts outstanding at June 30, 2006 amounted to R$ 164,296 (03.31.2006 - R$ 153,576), equivalent to US$ 75,912 thousand (03.31.2006 – US$ 70,694 thousand).

The amounts disbursed are reported as advances and classified as current assets, since the subsidiary Company TLA is guaranteed reimbursement of these prepaid amounts when the aircraft are delivered by the manufacturer in the coming year and the consequent formality of contracting a loan or lease is effected. Furthermore, in order to meet the timetable of payments as set out in the contracts, promissory notes were offered as guarantees by the Company, which at June 30, 2006, amounted to US$ 57,689 thousand (03.31.2006 - US$ 58,355 thousand).

8 Deposits in guarantee - Consolidated

Deposits and collateral in guarantee associated with the lease contracts for aircraft and turbines are stated based on the U.S. dollar exchange rate, with interest of the Semi-annual LIBOR rate plus a spread of 1% per annum. The terms for redemption of the deposits and collateral are defined in the lease agreements.

9 Investments in subsidiaries

(a) Composition of balances

	Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Investments in subsidiaries	575,634	493,224
Goodwill (negative goodwill) on
acquisition of subsidiaries	(10,024)	(9,845)
Other investments			70	70

	565,610	483,379	70	70

(b) Information on subsidiaries

			06.30.2006	03.31.2006

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2.064.602	83,253
Percentage participation	100.00	94.98

Shareholders’ equity	532,726	45,176
Net income
for the quarter	80,640	4,986
for the semester	184,755	8,459
Book value of investment	532,726	42,908	575,634	493,224
Equity in earnings
for the quarter	80,640	4,736	85,376
for the semester	184,755	8,035	192,790	107,414

10 Related party transactions

					06.30.2006	03.31.2006

		TAM	Transportes	Fidelidade
		Linhas	Aéreos del	Viagens e
		Aéreas	Mercosur	Turismo
	TAM S.A.	S.A.	S.A.	Ltda.	Total	Total

TAM S.A.
Other operating income
Dividends receivable		27,584			27,584	27,584
Long-term payables –
intercompany loans		(536)			(536)	(536)

TAM Linhas Aéreas
S.A.
Accounts receivable			1,708	43,964	45,672	37,792
Long-term receivables –
intercompany loans	536				536	536
Accounts payable			(318)		(318)	(318)
Dividends payable	(27,584)				(27,584)	(27,584)
Other operating income			9,677		9,677	4,857

Transportes Aéreos
del Mercosur S.A.
Cost of services
rendered		(9,677)			(9,677)	(4,857)
Accounts receivable		318			318	318
Accounts payable
(deposit as
guarantee)		(1,708)			(1,708)	(1,585)

Fidelidade Viagens e
Turismo Ltda.
Accounts payable		(43,964)			(43,964)	(36,207)

	(27,048)	(27,983)	11,067	43,964

During the first semester of 2006, the subsidiary TLA received R$ 568 (06.30.2005 - R$ 1,095) from Táxi Aéreo Marília S.A. (“Marília”), as a reimbursement of costs for using a small part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract establishes a monthly fee, which in the quarter ended June 30, 2006 totalled R$ 3,549 ( 06.30.2005 – R$ 4,567) and was recorded as “Administrative expenses”.

11 Property, plant and equipment – consolidated

(a) Breakdown of balance

	06.30.2006			03.31.2006

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	734,636	(309,568)	425,068	436,353	3 to 10
Buildings	186,916	(9,899)	177,017	176,356	1.73 to 3
Computers and software	78,232	(34,882)	43,350	44,986	20
Machinery and equipment	61,606	(28,246)	33,360	33,426	10
Furniture, fixtures and
facilities	20,784	(11,031)	9,753	9,642	10
Vehicles	33,451	(25,923)	7,528	5,334	20
Construction in progress	51,697		51,697	46,200
Other	25,817	(11,082)	14,735	10,709	4 to 20

	1,193,139	(430,631)	762,508	763,006

The line “Flight equipment” includes, motors and spare parts. “Others” principally comprises improvements carried out to the runway at the São Carlos Technology Center.

The weighted annual average rate of depreciation for flight equipment is 8.64% , for buildings it is 2.77% and for others it is 6.13% .

Mortgages were taken out on property and property improvements of subsidiary TLA in the amount of R$ 110,499, to guarantee some loans (see note 12).

(b) Revaluation ( Nota20(c))

The subsidiary company TLA, continued to adopt the accounting criteria of “Revalued market value". Independent experts (Engeval Engenharia de Avaliações S/C Ltda.) issued an appraisal report at November 30, 2005 which was subsequently approved at an Extraordinary General meeting - AGE, held on December 28, 2005. The new revaluation, which included airplane engines and property, was recorded. This revaluation resulted in an increase in property, plant and equipment of R$ 35,963 (R$ 25,577 net of the provision for income tax and social contribution, as required by CVM Deliberation 273/98). The revaluation includes the replacement value of assets, under the same conditions in which they are identified. Consequently, when applicable, new estimates of the useful lives of these items were determined.

The subsidiary Mercosur, in accordance with accounting practices adopted by the Company, restated its aircraft and property balances at November 30, 2005, in accordance with an appraisal report issued by independent experts. This revaluation resulted in an equity increase, in the parent company, of R$ 2,152. The valuations include the replacement value of assets, under the same conditions in which they were found.

As required by CVM Deliberation 183/95, realization of the revaluation reserve was charged to retained earnings, and amounted to R$ 915 for the quarter ended June 30, 2006, (03.31.2006 - R$ 915).

12 Loans and financing – Consolidated

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	06.30.2006	03.31.2006

Local
currency

Leasing of IT	Promissory note	1.53% to 20.27%	Monthly until
equipment	R$ 5,360	p.a.(14.30% p.a.)	2009	4,622	4,955

Leasing of IT	Promissory note	CDI + 0.36% to 3.5% p.a.	Monthly until
equipment	R$ 19,433	(3.65% p.a.)	2009	23,411	25,669

	Promissory note
	USD 21,520	Annual LIBOR + 0.72%
FINIMP	thousand	to 7.00% p.a.(6.27% p.a.)	Annual until 2009	121,520	92,366

	Lien over assets
FINEM – Sub	and accounts	TJLP + 4.5% p.a.	Monthly until
credit A	receivable	(6.45% p.a.)	2011	68,213	55,054

	Lien over assets	Basket of currencies
FINEM – Sub	and accounts	BNDES + 3.50%	Monthly until
credit B	receivable	p.a.(3.54% p.a.)	2012	11,144	8,979

	Promissory notes	CDI+0.6% p.a.	Monthly until
Compror	of R$ 32,098	(15.47%p.a.)	2006	68,220	106,173

	Promissory notes	TJLP + 1.5% to 2.0% p.a.	Monthly until
Others	of R$ 6,995	(10.14% p.a.)	2011	6,719	5,448

	Promissory notes
	USD 3,165		Six-monthly until
Others	thousand	Fixed interest 8.5% p.a.	2006	411	1,690

	Promissory notes
	USD 2,252	Semi-Annual LIBOR +	Six-monthly until
Others	thousand	2.5% p.a.(8.89%p.a.)	2006	334	143

Total in local currency				304,594	300,477

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	06.30.2006	03.31.2006

Foreign currency

		Quarterly LIBOR+
	Guarantee	3% p. a. (8.48%	Six-monthly until
Working capital - IFC	deposit	p.a.)	2012	37,073	18,558

Leasing		Fixed instalments of	Monthly until
renegotiation	Letter of guarantee	(US$ 53)	2022	14,459	14,647

Financing -		Monthly LIBOR +
Machinery and	Guarantee	5% p.a.	Monthly until
equipment	deposit	(10.33% p.a.)	2008	2,554	2,728

		Fixed rate of	Monthly until
Others	Lien on goods	8.5% p.a	2007	19	339

Total in foreign currency				54,105	36,272

Total in local and foreign currency				358,699	336,749

Current				(117,988)	(162,804)

Non-current				240,711	173,945

Abbreviations:

FINIMP – Import Financing
FINAME – Government agency financing for machinery and equipment
TJLP – Long term interest rate
CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	06.30.2006	03.31.2006

2007	42,506	50,336
2008	67,702	55,068
2009	71,282	13,395
2010	22,640	13,419
2011	22,431	12,404
2012	4,229	19,365
After 2012	9,921	9,958

	240,711	173,945

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, of which US$ 33 million will be used as advances to aircraft manufacturers for aircraft to be acquired for its fleet and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. The remainder will be made available as from July 2006. Contracts permitting liens on equipment and contracts giving liens on accounts receivable have been offered to secure the loan.

13 Financial leases - Consolidated

		Monthly
	Financial interest	payments with
	(weighted average)	final due date in	06.30.2006	03.31.2006

Foreign currency

Airbus 319/Airbus 320	Semi-annual LIBOR +
engines	1.5% p.a (8.6% p.a.)	2015	49,789	53,779
Airbus 330 engines	Monthly LIBOR +
and spare parts	1.5% p.a. (4.1% p.a.)	2009	6,817	7,394
Fokker 100 engines	Interest of 1.2% p.a.	2006		237
Installments of
renegotiated	Monthly LIBOR
operational leases	(6.5%p.a.)	2017	26,353	27,933
	Semi-annual LIBOR +
	1.25% to
	2.1% p.a.(6.2%p.a.)	2011	100,307	97,371
	Quarterly LIBOR +
	1.75% p.a (8.0%p.a.)	2009	8,625	8,045
	Fixed interest of from
	1.12%p.a.	2009	7,618	9,070

Total			199,509	203,829

Current			(81,576)	(72,622)

Non-current			117,933	131,207

The lease obligations above are guaranteed by a letter of credit issued by the Company.

Long term amounts fall due as follows, per year:

Year	06.30.2006	03.31.2006

2007	21,685	31,641
2008	28,999	29,826
2009	27,592	28,175
2010	13,614	13,665
2011	11,820	12,950
2012	4,708	5,292
After 2012	9,515	9,658

	117,933	131,207

14 Commitments

(a) Operating leases – Consolidated

The subsidiary TLA has operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet, because the contracts do not include purchase options for 22 Fokkers 100, 13 Airbus A319, 41 Airbus A320 and 10 Airbus A330 (03.31.2006 - 24 Fokkers 100, 13 Airbus A319, 37 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are restated based on the U.S. dollar exchange rate variation, plus LIBOR. In the quarter ended June 30, 2006, expenses with lease contracts recognized in the consolidated statement of income as "Cost of services rendered" amounted to R$ 181,649 (2nd quarter of 2005 – R$ 143,873), equivalent to US$ 83,146 thousand (2nd quarter of 2005 – US$ 59,244 thousand).

			In thousands of US dollars

	Financial interest (weighted	Monthly payments
	average)	with final payment in	06.30.2006	03.31.2006

	Monthly LIBOR (6.3% p.a.)	2011	90,904	94,459
	Quarterly LIBOR (4.5% p.a.)	2009	19,584	17,968
	Semi-annual LIBOR + 1.5% to
Airbus	1.75% p.a.
A319	(6.0% p.a.).	2020	186,617	183,877

	Fixed interest 4.00% p.a.	2012	48,807	29,826
	Monthly LIBOR(6.3% p.a.)	2013	131,122	133,698
	Quarterly LIBOR + 1.75% p.a.
	(5.4% p.a.)	2021	338,230	256,935
Airbus	Semi-annual LIBOR+1.75%
A320	p.a.(5.5% p.a.)	2020	370,637	350,180

	Semi-annual LIBOR + 1.25% to
Airbus	2.10% p.a.
A330	(5.0% p.a.)	2020	691,488	704,654

	Fixed interest 1.12%
	to 2.00% p.a.(1.2% p.a.)	2011	82,117	96,016
Fokker	Semi-annual
100	LIBOR (4.7% p.a.)	2007	11,370	13,408

	Fixed interest 0.92%
	to 1.01% p.a.(0.95% p.a.)	2007	1,659	1,696
Airbus	Semi-annual LIBOR
Engines	(5.2% p.a.)	2014	8,995	9,314

			1,981,530	1,892,031

All the above operations are guaranteed by letters of guarantee.

Future disbursements on these contracts, per year of maturity, are summarized below:

	In thousands of US dollars

Year	06.30.2006	03.31.2006

2006	149,234	204,428
2007	281,351	251,074
2008	257,901	224,557
2009	229,557	207,331
2010	220,259	200,926
2011	236,096	216,387
2012	181,458	170,251
After 2012	425,674	417,077

	1,981,530	1,892,031

(b) Commitments for future aircraft acquisition

The subsidiary TLA has commitments to purchase 9 new Airbus 320 “family” aircraft, which have delivery schedules between 2006 and 2008. At the time of delivery, new leasing operations will be contracted.

During the second quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010. It is intended to use them on domestic routes.

In the second quarter of 2006 the Company signed a Memorandum of Understanding signalling its intention to aquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.

The Company also signed a firm contract to purchase 10 A350-900 with an additional 5 options subject to future operational conditions. The A350s will start to be delivered at the end of 2012. They will have a 3-class configuration and will be used for the long-distance routes of the international market, replacing the A330 aircraft which currently operate the routes to Miami ,New York and Paris.

15 Reorganization of the Fokker 100 Fleet

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, the subsidiary TLA cancelled 19 leasing contracts, of which ten were financial leases and nine were operating leases. As a result, the subsidiary TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was fully recognized in the statement in 2003. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2005, fourteen aircrafts had been returned in conformity with the original schedule. In January 2005, an amendment to the contract was signed extending the timeframe for the return of the last 5 aircraft from April to December 2006.

At June 30, 2006, the total commitment amounts to R$ 78,619 (03.31.2006 - R$ 86,333), equivalent to US$ 36,325 thousand (03.31.2006 - US$ 39,741 thousand), of which R$ 9,619 (03.31.2006 - R$ 10,298) was recorded in current liabilities (Other accounts payable).

Long-term maturities have the following distribution:

	Consolidated

Year	06.30.2006	03.31.2006

2007	5,224	8,570
2008	12,791	13,504
2009	17,030	17,978
2010	19,300	20,376
2011	14,655	15,607

	69,000	76,035

16 Advances from ticket sales

At June 30, 2006, the amount recorded as “Advances from ticket sales” is represented by 2,022,863 (03.31.2006 – 1,533,027) ticket coupons sold, but not used.

Based on the average number of passengers transported in the quarter ended June 30, 2006, the quantity of tickets sold and unused at June 30, 2006 represents 32 days of passenger travel.

17 Provision for contingencies and judicial deposits- Consolidated

Management of the subsidiaries TLA and Mercosur recorded provisions for the total amount being disputed in court for those cases where the Company’s attorneys judge the probable outcome is likely to be unfavorable, or for those amounts which are disputed in court and the discussion is based on laws or decrees or where court decisions in similar cases have proved unfavorable.

As of June 30, 2006, the provision for contingencies is detailed as follows:

	06.30.2006	03.31.2006

Taxes
COFINS (i)	314,099	292,073
PIS (i)	81,302	79,403
Additional tariff (ii)	203,677	183,618
Withholding income tax (IRRF) on leases	11,457	11,203
Staff fund (iii)	42,807	39,335

	653,342	605,632

Labor	4,044	4,828
Civil	21,073	19,648

	678,459	630,108

Abbreviations:
COFINS: Contribution for Social Security Financing
PIS: Social Integration Program

(i) Corresponds to the discussion of the constitutionality of Law 9718/98, which changed the taxation basis of PIS and increased the rate and calculation basis of COFINS. Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, the subsidiary TLA has obtained a preliminary injunction. These amounts, net of their related judicial deposit, are being updated by the SELIC interest rate. The amount under discussion as of June,30 2006 was R$ 59,938 (03.31.2006 – R$ 58,636), of which R$ 5,868 (03.31.2006 – R$ 5,748) has been paid to the tax authorities or into court and would be refundable or compensated against other taxes payable were a decision favourable to the Company to be given.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. Management of subsidiary TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. Management of TLA, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

The judicial deposits, related to the cases disputed in court, are recorded as long-term receivables and can be demonstrated as follows:

	06.30.2006	03.31.2006

Taxes
COFINS	25,397	25,397
PIS	8,450	8,450
ISS	583	583
Income tax	3,164	3,164
Labor	8,783	8,114
Civil	5,737	11,428

	52,114	57,136

18 Debentures

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with a nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus interest equivalent to the Long-Term Interest Rate (TJLP).

The outstanding balance per issue is set ou below:

Date	Series	Quantity	Amount	06.30.2006	03.31.2006

April 22, 2003	first	473,006	47,301	26,375	29,229
April 22, 2003	second	222,835	22,284	12,426	13,769
May 16, 2003	third	177,165	17,717	10,593	11,610

		873,006	87,302	49,394	54,608

	Current			(27,855)	(26,990)

	Long term			21,539	27,618

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

		2006		2005

	2nd	1st	2nd	1st
	Quarter	Semester	Quarter	Semester

Income (consolidated) before income tax and
social contribution	145,027	316,361	(39,381)	39,521

Deduct income (loss) of:
Mercosur	(4,986)	(8,459)	6,394	5,092
Fidelidade	10,308	10,150	2,125	2,271

Amount subject to taxation	150,349	318,052	(30,862)	46,884
Rates - %	34%	34%	34%	34%

Expense with income tax and social contribution	(51,119)	(108,138)	10,493	(15,941)
Income tax and social contribution
on permanent differences	3,444	546	3,898	4,989

	(47,675)	(107,592)	14,391	(10,952)

Income tax and social contribution
Current	(58,764)	(100,746)	6,096	(25,243)
Deferred	11,090	(6,846)	8,295	14,291

	(47,674)	(107,592)	14,391	(10,952)

The above statement reflects only the activity of the Company and the subsidiary TLA, since the subsidiary Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on subsidiary Fidelidade have not been recognized. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully utilized by the end of 2006.

TAM S.A.´s tax loss (March 31, 2006 – R$829) was fully compensated in this quarter ), while the negative balance on social contribution amounts to:

	06.30.2006	03.31.2006

TAM S.A.	19,802	24,383
TAM Linhas Aéreas S.A.	220,306	244,214

	240,108	268,597

(b) Composition of deferred income and social contribution tax assets

	06.30.2006	03.31.2006

Accumulated tax losses	-0-	207
Accumulated negative basis of social contribution	21,462	24,174
Temporary differences in the calculation of taxable income	158,067	147,440

Total	179,529	171,821

Current	(31,579)	(23,845)

Long term	147,950	147,976

Based on annual taxable income projections, adjusted to present value based on market interest rates, as required by CVM Instruction 371/00, as well as current legislation related to the offset of taxable income (limited to 30% annually for tax losses and negative basis of social contribution), management of the Company and its subsidiary TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year. If compensation of the tax benefit was to be performed on the criteria of nominal projected results, full realization would occur by 2007.

The estimates for realization of the tax benefit include several assumptions relating to quantitative and financial data which, at the moment, are considered the best available estimates. However, it is important to emphasize that variations may occur between amounts budgeted and those effectively realized, considering TLA’s dependence on the economic scenario and operating conditions.
Since the taxable basis of income and social contribution taxes on net income arises not only from the income generated, but also from the existence of non-taxable income, non-deductible expenses, tax incentives and others, there is no immediate correlation between the estimated net income and the result of income tax and social contribution. Therefore, the expectation of use of tax benefits should not be taken as the sole indicator of future results.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at June 30, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 60,836 at June 30, 2006 (03.31.2006 - R$ 62,825).

20 Shareholders’ equity

(a) Capital

Subscribed and fully paid capital is comprised of 150,563,341 (03.31.2006 – 149,059,462) shares, of which 59,794,845 (03.31.2006 – 59,794,845) are common shares and 90,768,496 (03.31.2006 – 89,264,617) are preference shares. Authorized capital amounts to R$ 1,200,000 (03.31.2006 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the board of directors' approval.

At June 30, 2006, the Company did not hold shares in treasury.

The preference shares do not have the right to vote at general meetings, except for certain matters, while the Company is listed at Level 2 on the BOVESPA; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the ordinary shares, in the distribution of any benefits to the shareholders.

(i) In the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, so that the holders of each share were then holders of two shares of the same class and type. As a result, the total number of shares went from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preference shares, all with no par value and undividable in relation to the Company, bearing the same rights and advantages attributed to them by the Company’s by-laws. The split had no impact in the paid-in capital and the new shares were credited to the shareholders respecting the proportion of shares as stated in the share registe.

(ii) At that same date, the following was approved:

• The increase in the limit of the Company’s authorized capital to R$ 1,200,000;
• Complete reformulation of the statutes so that they reflect the requirements set forth by the Level 2 of Corporate Governance Practices; and
• The possibility of creating a share purchase option plan, with a maximum limit of 2% of share capital being established.

(iii) The Company made Public Offerings of nominative, no-nominal-value preference shares with the characteristics set out in the table below:

	2006	2005

Date	March 10	June 13

Stock Exchange	São Paulo and New York	São Paulo

Quantity of shares
Primary issue	5,000,000	21,133,000
Secondary issue	30,618,098	9,057,000
Supplementary issue	1,503,879	197,120

Issue price
R$	42.00	18.00
US$	19.43	N/A

Capital Increase	34,316	33,160

Share Premium	238,848	350,782

(iv) According to the Adhesion Contract signed with BOVESPA, the Company has up to three years from June 13, 2005, to comply with the 25% free float requirement. At June 30, 2006, free float was 45.3% (03.31.06 – 44.8%), which demonstrates that this requirement was met in less than one year.

(b) Capital reserve – Share Premium account

The share premium originating from the subscription of shares is because of the surplus of the net amount received over the capital increase, and benefits all the shareholders equally.

(c) Revaluation reserve (Note 11(b))

An amount from the revaluation reserve constituted in previous years, proportionally to the depreciation over the amount of the revalued permanent assets, was transferred to the “accumulated income” line, and, in the second quarter of 2006, totaled R$ 915 (03.31.2006 – R$ 915). Of the total reserve, R$ 34,285 corresponds to the revaluation of land, that will only be realized at the time of its eventual disposal.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which on June 30, 2006 amounted to R$ 60,836 (03.31.2006 – R$ 62,825), are recognized in the statement of income as the reserve is realized.

(d) Dividends

In accordance with the Company’s by laws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve to finance the Company's capital budget and working capital requirements – the future investment forseen is the leasing of additional aircraft.

(f) Stock Option Plan

An Extraordinary Shareholders´meeting held on September 29, 2005 approved a Plan which will permit that directors and employees are given share options. The Administrative Council is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Administrative Council authorised the issuance of 715,252 share options. The exercise price is equivalent to the average share price in the month prior to the option being granted with a discount of 20%, but adjusted by the IGPM inflation index to the option date. Exceptionally for the first options granted, the same price as that of the 2005 IPO will be used i.e. R$18,00 – to which the same 20% discount and inflation adjustments will apply.

(g) Prior year adjustment

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the frequent flyer program (Fidelidade program).

Such liabilities at December 31, 2005 amounted to R$ 8,919 (net of the tax effect of R$ 4,597) and this amount has been charged to "Retained Earnings".

21 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered. However, in order to make the information available to financial analysts and readers of the interim financial information in general, we are providing a breakdown of revenue by region and by product line as follows:

(a) By type of service rendered

		2006		2005	Change (%)

	2nd		2nd		2nd	1st
	Quarter	1st Semester	Quarter	1st Semester	Quarter	Semester

Domestic revenue
Regular – Pax	1,195,982	2,309,931	907,341	1,751,153	31.8	31.9
Charter – Pax	32,094	106,004	35,321	109,720	(9.1)	(3.4)
Cargo	76,842	149,184	66,178	119,006	16.1	25.4

Total	1,304,918	2,565,119	1,008,840	1,979,879	29.3	29.6

International
revenue
Regular – Pax	324,230	608,420	202,238	448,709	60.3	35.6
Charter – Pax	5,211	8,222	3,444	8,696	51.3	(5.5)
Cargo	35,680	66,437	32,944	67,058	8.3	(0.9)

Total	365,121	683,079	238,626	524,463	53.0	30.2

Other operating
income
Commission	2,719	9,491	4,016	9,847	(32.3)	(3.6)
Partnerships with
Fidelity card	57,918	89,314	17,522	31,879	230.5	180.2
Aircrafts sub
leasing	13,790	27,063	14,574	38,787	(5.4)	(30.2)
Commissions
from travel and
tourism	4,324	10,062	3,749	11,084	15.3	(9.2)
Others (including
cancellation of
expired tickets)	75,224	103,680	19,756	46,634	280.8	122.3

Total	153,975	239,610	59,617	138,231	158.3	73.4

Gross sales	1,824,014	3,487,808	1,307,083	2,642,573	39.5	32.0

(b) By region

		2006		2005		Change (%)

	2nd		2nd		2nd	1st
	Quarter	1st Semester	Quarter	1st Semester	Quarter	Semester

Brazil	1,458,896	2,804,731	1,068,458	2,118,110	36.5	32.4
Europe	122,743	230,975	87,048	186,580	41.0	23.8
North America	148,369	267,693	79,783	169,856	86.0	57.6
South America
(excl. Brazil)	94,006	184,409	71,794	168,027	30.9	9.7

Total	1,824,014	3,487,808	1,307,083	2,642,573	39.5	32.0

(c) By product line

		2006		2005		Change (%)

	2nd		2nd	1st	2nd	1st
	Quarter	1st Semester	Quarter	Semester	Quarter	Semester

Regular – Pax	1,520,212	2,918,351	1,109,579	2,199,862	37.0	32.7
Charter – Pax	37,305	114,226	38,765	118,416	(3.8)	(3.5)
Cargo	112,522	215,621	99,122	186,064	13.5	15.9
Others	153,975	239,610	59,617	138,231	158.3	73.3

Total	1,824,014	3,487,808	1.307.083	2.642.573	39.5	32.0

22 Breakdown of principal expense groups – Consolidated

(a) Second Quarter

					2006		2005

				Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	152,355	18,538	27,172	6,951	205,016	13.6	157,368	12.6
Fuel	507,800				507,800	33.7	385,695	31.0
Depreciation and
amortization	19,267	314	4,698		24,279	1.6	20,815	1.7
Maintenance and
repairs (except
personnel)	102,226				102,226	6.8	94,155	7.6
Aircraft
insurance	8,351				8,351	0.6	9,662	0.8
Take-off, landing
and navegation
aid charges	72,753				72,753	4.8	53,405	4.3
Leasing of
airraft and
equipment	183,042	484	2,263		185,789	12.3	147,784	11.9
Third party
services	48,325	33,286	36,978		118,589	7.9	93,330	7.5
Commercial and
marketing		195,662			195,662	13.0	217,634	17.5
Other	49,432	9,717	27,215		86,364	5.7	64,867	5.1

	1,143,551	258,001	98,326	6,951	1,506,829	100.0	1,244,715	100.0

(b) Six-month period to June 30,

					2006		2005

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	298,602	35,707	46,055	14,610	394,974	13.6	303,464	12.6
Fuel
	977,605				977,605	33.6	732,522	30.4
Depreciation and
amortization	37,288	603	9,304		47,195	1.6	41,664	1.7
Maintenance and
repairs (except
personnel)	180,047				180,047	6.2	185,606	7.7
Aircraft insurance	17,242				17,242	0.6	20,039	0.8
Take-off, landing
and navegation
aid charges	141,850				141,850	4.9	107,746	4.5
Leasing of
airraft and
equipment	346,096	941	2,561		349,598	12.0	305,581	12.7
Third party
services	90,891	75,378	77,549		243,818	8.4	182,468	7.6
Commercial and
marketing		400,920			400,920	13.8	406,847	16.9
Other	86,752	6,586	61,021		154,359	5.3	122,987	5.1

	2,176,373	520,135	196,490	14,610	2,907,608	100.0	2,408,924	100.0

23 Financial result – Consolidated

		2006		2005

		1st
	2nd Quarter	Semester	2nd Quarter	1st Semester

Financial Income
Interest from investments	45,066	84,746
Exchange rate variation	12,237	28,415	(13,329)	8,446
Interest income	2,789	5,154	2,341	4,448
Discounts obtained	747	1,427	124	1,129
Other financial income	6	670	5,209	7,496

	60,845	120,412	(5,655)	21,519

Financial Expenses
Exchange rate variation	(10,253)	(15,149)	39,838	18,653
Interest expense	(31,184)	(59,211)	(24,134)	(41,392)
Tax on Bank Account
Transactions - CPMF	(5,837)	(10,958)	(6,121)	(9,739)
Financial instrument losses	(63,370)	(91,744)	(25,296)	(40,446)
Other financial expense	(10,182)	(14,678)	(4,957)	(8,513)

	(120,826)	(191,740)	(20,670)	(81,437)

Financial result, net	(59,981)	(71,328)	(26,325)	(59,918)

24 EBITDAR, EBITDA and EBIT - Consolidated

The Company uses the EBITDAR (net income before interest, taxes, depreciation, amortization and rents - leasing), the EBITDA (net income before interest, taxes, depreciation and amortization) and the EBIT (net income before interest and taxes) as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses the EBITDAR, EBITDA and EBIT since they are standard financial measures, with the first two extensively used in the aviation sector and the latter throughout the financial community.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

We demonstrate below the calculations of the Company’s EBITDAR, EBITDA and EBIT:

		2006		2005

	2nd Quarter	1st Semester	2nd Quarter	1st Semester

Net income before minority
interest	97,353	208,769	(24,990)	28,569
Income tax and social contribution	47,674	107,592	(14,391)	10,952
Financial result, net	59,981	71,328	26,325	59,918
Non-operating result, net	(4,956)	(9,618)	10,857	11,670
Other operating expenses, net	25,377	35,986	4,092	6,260

EBIT	225,429	414,057	1,893	117,369

Depreciation and amortization	24,270	47,195	20,815	41,664
Goodwill amortization in subsidiary	179	358	429	984

EBITDA	249,878	461,610	23,137	160,017

Rental - Leasing	185,789	349,598	147,785	305,587

EBITDAR	435,667	811,208	170,922	465,604

Net revenue	1,732,437	3,322,023	1,246,976	2,527,216

Margins:
EBIT	13.0	12.5	0.2	4.6
EBITDA	14.4	13.9	1.9	6.3
EBITDAR	25.1	24.4	13.7	18.4

25 Financial debt - Consolidated

In order to improve the available information to the market, the Company is presenting below a summary of information already described in some notes to the interim financial information. The financial debt information is used by the Company as an indicator of its financial performance. The information is not required by the Brazilian accounting standards, however it is widely used by the financial community.

This indicator should be analyzed together with all of the Company’s liabilities as recorded in the balance sheet in accordance with the Brazilian accounting practices.

	Explanatory Note	06.30 2006	03.31.2006

Current
Loans and financing	12	117,988	162,804
Leasing	13	81,576	72,622
Reorganization of Fokker 100 fleet	15	9,619	10,298
Debentures	18	27,855	26,990

		237,038	272,714

Long Term
Loans and financing	12	240,711	173,945
Leasing	13	117,933	131,207
Reorganization of Fokker 100 fleet	15	69,000	76,035
Debentures	18	21,539	27,618

		449,183	408,805

		686,221	681,519

26 Benefits for employees

(a) Supplementary pension plan

The subsidiary TLA sponsors three private pension plans (TAM Prev I, II and III) to supplement retirement pensions and benefits as follows:

(i) Retirement Plan - TAM Prev - Plan I

TAM Prev - Plan I is managed by MultiPensions Bradesco and started in October 1982 as a “defined benefit plan”, mainly for retirement, death and disability, and is partially funded by employee contributions and matched by sponsor’s contributions.

On November 26, 2004 the Secretary for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan II. By June 30, 2006, 181 participants had adhered to this transfer proposal (41 participants still remain). This plan is no longer available for new participants.

(ii) Retirement Plan - TAM Prev - Plans II and III

TAM Prev - Plans II and III, also managed by MultiPensions Bradesco, started in April 1995 and December 1998, respectively, and are structured as defined contribution plans for retirement benefits partially funded by employee contributions and matched by the sponsor, and as a defined benefit plans for benefits of uncertain date (death and disability), which are entirely funded by the sponsor.

The total liability of the plans was calculated based on a report issued by independent actuaries, dated January 23, 2006, whose premises at the time did not result in any significant changes in 2005 or in the amount payable but not recorded in the accounts. This unrecorded liability, as required by the CVM Deliberation, is being recognized in the statement of income over five years as from January 01, 2002. The residual value to be amortized in 2006 amounts to R$ 867.

Since 2002, the amount recorded under “other accounts payable” totalled R$ 19,391 (03.31.2006 - R$ 18,958).

(iii) Methodology to calculate actuarial liability

The methodology adopted by the independent actuary (Towers, Perrins, Forster & Crosby Ltda.) to calculate the actuarial liabilities was the projected unit credit method, supported by the following actuarial assumptions:

		Annual
		Percentages

	2005	2004

Economic
Nominal discount rate	11,83	12,36
Nominal estimated return rate of assets	13,72	14,28
Nominal growth rate of plan benefits	5	6
Nominal future salary growth rate	7,10	8,12
Inflation	5	6
Growth rate of social security benefits	5	6

Demographic
Table of mortality	AT-49	AT-49
Table of mortality of disabled	RRB 1944	RRB 1944
Table of disability	Álvaro Vindas	Álvaro Vindas
Table of turnover	PW-1	PW-1

(b) Profit sharing

In accordance with a Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and social security charges” at June 30, 2006, the provision for payment of this benefit in the amount of R$ 23,383 (03.31.2006 – R$ 7,522).

27 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At June 30, 2006, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150,000 thousand per claim, and for higher amounts the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decreet nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

28 Contingent assets

(a) Value-added tax - ICMS

ICMS payments made in the period from May 1989 to May 1994 were considered not due because of the unconstitutionality of the ICMS legislation. TLA management, together with its legal advisors, is taking appropriate measures to recover the total amounts paid. However, management of the subsidiary will recognize the total credits involved, estimated at approximately R$ 55,000 and the eventual monetary restatement, only when the financial recovery of this right is defined.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were established by the Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears from September 1993, and monetary restatement from November 1994. At present a special motion by the Company is pending decision at Supreme Court level as to whether or not the intervention of the Public Prosecutor should be sought.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Adicional de tarifas aeroportuárias (ATAERO)

TLA filed an ordinary lawsuit for anticipated custody addressing the legality of the additional 50% charged over tariffs (ATAERO). On June 30, 2006, the amount under discussion totaled R$ 388,319.

29 Financial instruments

(a) General Considerations

The Company performs transactions involving financial instruments to reduce the exposure to exchange rate risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to pre-established policies pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

• Risk from the price of services - This risk relates to possible changes in the price of services provided by the Company, since it operates in an extremely competitive market, both locally and internationally. The cost of rendered services could be affected by changes in international prices of its main cost i.e. aviation fuel. To minimize this risk, the Company permanently monitors the price fluctuations in the domestic and international markets, in order to adjust the price of its services to the effective cost, and it has an aviation fuel hedge policy whereby it protects a percentage (approximately 30%) of its exposure for the following three months.

• Interest rate risk - This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked. To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

• Foreign exchange rate risk - This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. To protect against these fluctuations, the Company has adopted a policy of contracting hedge operations, usually “European/Asiatic Options” operations, as demonstrated in item “b” below. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for contracting hedges is to be protected by a percentage of hard currency payments (approximately 40%) for up to twelve of the following months. At June 30, 2006 the period protected against the foreign exchange rate risk amounted to only six months in function of a re-evaluation of procedures which has not yet been completed.

• Credit risk - This risk arises from the possibility of not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits with financial institutions due to financial investments. To mitigate this risk the Company has adopted credit limits and permanently accompanies its debtor balance (basically with travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Financial Committee.

(b) Exposure

• Foreign Exchange Rate

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel purchases, from contracting engine maintenance services from its manufacturers and from financing contracts related to the expansion/maintenance of its operational activities.

On June 30, 2006, contracts for options to provide hedge for liabilities from suppliers and financing amounted to R$ 541,075 - US$ 250,000 thousand (03.31.2006 - R$ 771,202 – US$ 355,000 thousand), and have several maturity dates, up to December 27, 2006.

The above mentioned operations, if settled on June 30, 2006, would represent a loss of R$ 12,624 (03.31.2006 - R$ 69,479).

The foreign exchange exposure is mainly indexed to the US Dollar, as follows:

	06.30.2006	03.31.2006

Assets:
Foreign Banks	55,222	43,660
Financial investments - Indexed to the US$	19,726	6,054
Accounts receivable	60,809	48,314
Aircraft pre-payments	164,296	153,576
Guarantee deposits	115,173	111,293

Liabilities:
Loans and Financing/Reorganization of Fleet	(332,233)	(326,434)
Foreign suppliers	(38,940)	(37,623)
Leasing - Commitments for the next 12 months	(627,451)	(580,459)

Foreign exchange exposure - R$	(583,398)	(581,619)

Financial instruments (Hedge)	541,075	771,202

The Company’s management understands that the effects of the aforementioned exposure are mitigated by the fact that part of its sales are abroad and in hard currency.

• Price of Services

The Company enters into operations to protect its exposure to the price volatility of aviation fuel, its main cost.

As of June 30, 2006, these operations, with several maturities until October,1 2006, totalled approximately, R$ 128,005 (03.31.2006 - R$ 86,418), equivalent to about 800 thousand barrels (03.31.2006 - 600 thousand barrels).

If settled on June 30, 2006, the aforementioned operations would represent losses of R$ 2,020 (03.31.2006 – R$ 601).

(c) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

(d) Investments

The subsidiaries “TAM Linhas Aéreas S.A” and “Transportes Aéreos del Mercosur S.A.” are privately-held companies and therefore there is no information available about their market value.

30 Fidelity Program

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice for the recognition of costs of its frequent flyer Fidelidade program began to accrue a provision for future liabilities relating to the program.

The provision was calculated taking into consideration:

• The quantity of points earned, converted into free flights;

• The quantity of points which expired without being converted into flights;

• The quantity of free flights flown with other airlines; and

• Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the addditional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

At June 30, 2006, the Fidelidade program's customers had earned but not used, the equivalent of 1,449,938 (03.31.2006 – 1,206,122) free flights.

The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused points averages approximately 31.55%, which reduces the quantity of unused free flights to 992,482 (03.31.2006 – 825,591). In the quarter ended June 30, 2006 our customers utilized 312,596 (03.31.2006 – 170,744) free flights.

The free flights flown on other airlines corresponds to 1.87% at June 30, 2006 (03.31.2006 – 1.39%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at June 30, 2006 amounts to R$ 15,873 (03.31.2006 – R$ 11,728) and has been classified as “cost of services rendered ”. Using the same criteria at December 31, 2005, the provision then would be R$ 13,520.

Taking into consideration the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$ 8,919, comprising the value of the provision calculated using this criteria, less the tax effect of R$ 4,597.

Taking into consideration that the conversion of points into free flights takes place, on average, when 10,000 points have been earned, at June 30, 2006 customers with enough points to effect the conversion amounted to 824,982 (03.31.2006 – 685,302) free domestic flights.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the programs future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the quarter ended June 30, 2006 such income amounted to R$ 57,918 (03.30.2005 – R$ 17,522).

31 Subsequent events

At a meeting of the Administrative Council held on July 7, 2006:

(i) approval was given to increase share capital by R$486,775 (within authorized capital), by the capitalization of share premium accounts arising from the issue of shares and maintained within Capital Reserves.

(ii) approval was given for delivery to the CVM (Brazil´s SEC) of a preliminary prospectus for the first program to publicy issue debentures with a total value of R$1,000,000 and a time-limit for issue of two years.

(iii) approval was given for the issue of 50,000 debentures with a nominal value of R$ 10 each – totalling R$500,000. This is the first time the Company has issued unsecured, nominal, registered, non-convertible debentures to the public. Subsidiary TLA will guarantee repayment.

The Company may choose to grant to financial institutions taking part in the issue, an option to distribute a further quantity of debentures corresponding to 15% of the issue as well as to increase the originally approved issue amount by 20%. The debentures will have a six year life, with repayments being made on August 1st of 2010, 2011 and 2012

32 Supplementary Information - Statement of Consolidated Cash Flows

(a) 2º Quarter

		Controladora		Consolidado

	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Cash flows from operating activities	97,103	(24.669)	97,103	(24.669)
Net income (loss) for the quarter
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization			24,279	20,815
Deferred income tax and social
contribution		(9,631)	(11,090)	(8,295)
Provision for contingencies		(1)	48,352	42,902
Equity on investments	(85,376)	19,122
Amortization of goodwill	179	429	179	429
Residual value of permanent asset disposed of			4,105	256
Monetary and foreign exchange rate variations
and interest, net			8,579	(25,245)
Other provisions			2,387	(128)
Minority interest			250	(321)

(Increase) decrease in assets
Accounts receivable		(5)	(86,211)	(46,045)
Inventories			(14,046)	(5,860)
Taxes recoverable	495	(19)	69,353	(28,727)
Prepaid expenses			19,019	(2,801)
Prepaid aircraft			(10,720)
Guarantee deposits			(3,943)	(3,521)
Deferred income tax and social contribution	620		2,921	(1,827)
Judicial deposits			5,086	(1,521)
Other receivables	26		(32,969)	(18,395)

Increase (decrease) in liabilities
Suppliers			46,507	(40,544)
Salaries and social charges	(13)		10,970	19,818
Advance from ticket sales			150,679	82,757
Taxes and tariffs payable	(2)		8,445	1,313
Leases payable			1,702	(20,669)
Provision for income tax and social contribution	(1,422)		(41,908)	12,290
Asssociated companies		56
Other accounts payable		(1)	19,494	17,402

Net cash generated by operating activities	11,610	(14,719)	318,523	(30,586)

		Controladora		Consolidado

	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Cash flow from investing activities
Increase in property, plant and equipment			(32,632)	(10,833)
Increase in deferred assets			5,309
Other investments				(47)

Net cash used in investment activities			(27,323)	(10,880)

Cash flows from financing activities	63,164	380,395	63,164	380,395
Capital Increase	(3)		(3)
Financial leases/loans and financing
Increase			545,964	69,939
Payment			(537,337)	(98,519)
Debentures			(6,887)	(6,006)

Net cash generated (used) by financing
activities	63,161	380,395	64,901	345,809

Net increase (decrease) in cash and cash
equivalents	74,771	365,676	356,101	304,343

Cash and cash equivalents at the end of the
quarter	632,646	366,088	1,564,425	550,483
Cash and cash equivalents at the beginning of the
quarter	557,875	412	1,208,324	246,140

Change	74,771	365,676	356,101	304,343

(b) Six month period

		Controladora		Consolidado

	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Cash flows from operating activities
Net income (loss) for the period	208,344	28,825	208,344	28,825
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization			47,195	41,664
Deferred income tax and social
contribution		(9,631)	6,846	(14,291)
Provision for contingencies		(1)	24,358	63,008
Equity in investments	(192,790)	(35,056)
Amortization of goodwill	358	984	358	984
Residual value of permanent asset disposed of			5,393	319
Monetary and foregn exchange rate variations
and interest, net			3,200	(11,498)
Other provisions			(1,843)	649
Minority interest			425	(194)

(Increase) decrease in assets
Accounts receivable		15	(50,033)	(96,519)
Inventories			(10,854)	(10,597)
Taxes recoverable	4,565	(19)	(10,304)	(31,238)
Prepaid expenses			11,670	9,766
Prepaid aircrafts			(63,301)
Guarantee deposits			(4,654)	(837)
Deferred income tax and social contribution	1,230		7,317	7,402
Judicial deposits			3,799	(1,796)
Other receivables			(46,928)	(32,216)

Increase (decrease) in liabilities
Suppliers			26,370	(65,567)
Salaries and social charges	11		958	(17,977)
Advance from ticket sales			132,867	58,854
Taxes and tariffs payable	8		16,546	994
Leases payable			2,955	(30,145)
Provision for income tax and social contribution	(3,409)		(4,323)	14,611
Associated companies	536	107
Other accounts payable		(1)	7,789	21,561

Net cash (used) generated by operating
activities	18,853	(14,777)	314,150	(64,238)

Cash flow from investing activities
Increase in property, plant and equipment			(50,983)	(29,622)
Increase in deferred assets			5,229
Other investments				(47)

Net cash used in investment activities			(45,754)	(29,669)

Cash flows from financing activities
Capital Increase	273,164	380,395	273,164	380,395
Dividends payable	(29,045)		(29,045)
Financial leases/loans and financing
Increase			611,126	167,969
Payment			(541,110)	(188,067)
Debentures			(13,558)	(12,768)

Net cash generated (used) by financing
activities	244,119	380,395	300,577	347,529

Net increase (decrease) in cash and cash
equivalents	262,972	365,618	568,973	253,622

Cash and cash equivalents at the end of the
semester	632,646	366,088	1,564,425	550,483
Cash and cash equivalents at the beginning of the
semester	369,674	470	995,452	296,861

Change	262,972	365,618	568,973	253,622

33 Supplementary Information – Statements of Consolidated Added Value

		2006		2005

	2nd Quarter	1st Semester	2nd Quarter	1st Semester

Revenues
Services rendered	1,824,014	3,487,808	1,307,144	2,642,633
Allowance for doubtful accounts	(3,177)	5,029	(1,162)	(923)
Non-operating	4,956	9,618	(10,857)	(11,668)

	1,825,793	3,502,455	1,295,125	2,630,042

Inputs acquired from third parties
Costs of services rendered	565,183	1,089,603	427,973	818,179
Material, electricity, third party services and other	469,780	908,763	429,743	820,826

	1,034,963	1,998,366	857,716	1,639,005

Gross value added	790,830	1,504,089	437,409	991,037

Retention
Depreciation	24,279	47,195	20,815	41,664
Amortization	179	358	429	984

Net value added by the entity	766,372	1,456,536	416,165	948,389

Received on transfer
Financial income	60,845	120,412	(3,921)	23,253

Total added value to distribute	827,217	1,576,948	412,244	971,642

Distribution of added value
Personnel and social charges	(178,996)	(345,786)	(138,152)	(264,603)
Taxes, charges and contributions	(250,100)	(492,012)	(135,012)	(299,450)
Rent	(185,789)	(349,598)	(147,785)	(305,587)
Interest and exchange rate variations	(115,229)	(181,208)	(15,964)	(73,177)

Net Income Retention	97,103	208,344	(24,669)	28,825

BOARD OF DIRECTORS:

Noemy Almeida Oliveira Amaro
Chairman

Maria Cláudia Oliveira Amaro Demenato
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Henri Philippe Reichstul
Luiz Antônio Correa Nunes Viana Oliveira
Mauricio Rolim Amaro
Roger Ian Wright
Waldemar Verdi Júnior

FISCAL COUNCIL

Edvaldo Massao Murakami
President

Councillors:
Antonio Fernando Siqueira Rodrigues
Lívia Xavier de Mello
Luiz Alberto de Castro Falleiros
Nilton Maia Sampaio

MANAGEMENT:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

EXECUTIVE OFFICERS:

Gelson Pizzirani
José Wagner Ferreira
Ruy Antônio Mendes Amparo

CONTROLLERSHIP:

Eduardo Matzenbacher
Director of the Controllership Department
Accountant CRC 1SP 140.861/O -0

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the second quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., which provide air transport services.

See comments on consolidated performance in specific table.

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 06/30/06	4 - 03/31/06
1	Total assets	4,019,723	3,609,357
1.01	Current assets	2,920,911	2,507,191
1.01.01	Cash and banks	1,564,425	1,208,324
1.01.01.01	Cash and banks	114,527	103,151
1.01.01.02	Financial investments	1,449,898	1,105,173
1.01.02	Receivables	812,959	729,085
1.01.02.01	Trade accounts receivable	812,959	729,085
1.01.03	Inventories	115,713	101,717
1.01.03.01	Replacement materials	115,713	101,717
1.01.04	Other	427,814	468,065
1.01.04.01	Rates	53,339	122,692
1.01.04.02	Taxes recoverable	164,296	153,576
1.01.04.03	Prepaid expenses	31,579	23,845
1.01.04.05	Other receivables	90,440	87,236
1.01.04.06	Deferred income tax and social contribution	88,160	80,716
1.02	Long-term receivables	335,159	332,781
1.02.01	Sundry receivables	315,237	316,405
1.02.01.01	Deposits in guarantee	115,173	111,293
1.02.01.02	Judicial deposits	52,114	57,136
1.02.01.03	Deferred income tax and social contribution	147,950	147,976
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	19,922	16,376
1.02.03.01	Other receivables	19,922	16,376
1.03	Permanent assets	763,653	769,385
1.03.01	Investments	70	70
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other	70	70
1.03.02	Property and equipment	762,508	763,006
1.03.03	Deferred charges	1,075	6,309

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/06	4 – 03/31/06
2	Total liabilities and stockholders' equity	4,019,723	3,609,357
2.01	Current liabilities	1,586,970	1,420,506
2.01.01	Loans and financing	199,564	235,426
2.01.01.01	Loans and financing	117,988	162,804
2.01.01.02	Leases	81,576	72,622
2.01.02	Debentures	27,855	26,990
2.01.03	Suppliers	308,418	261,911
2.01.04	Taxes, charges and contributions	186,708	167,293
2.01.04.03	Taxes and tariffs	51,702	43,257
2.01.04.04	Salaries and social charges	135,006	124,036
2.01.05	Dividends payable	360	363
2.01.06	Provisions	22,750	64,658
2.01.06.01	Provision for income tax and social contribution	22,750	64,658
2.01.07	Payables to related parties	0	0
2.01.08	Other	841,315	663,865
2.01.08.01	Advance ticket sales	690,514	539,835
2.01.08.03	Other payables	150,801	124,030
2.02	Long-term liabilities	1,189,677	1,103,325
2.02.01	Loans and financing	358,644	305,152
2.02.01.01	Loans and financing	240,711	173,945
2.02.01.02	Leases	117,933	131,207
2.02.02	Debentures	21,539	27,618
2.02.03	Provisions	739,295	692,933
2.02.03.01	Provision for contingencies	678,459	630,108
2.02.03.02	Deferred income tax and social contribution	60,836	62,825
2.02.04	Payables to related parties	0	0
2.02.05	Other	70,199	77,622
2.02.05.01	Reorganization of Fokker 100 fleet	69,000	76,035
2.02.05.03	Other payables	1,199	1,587
2.03	Deferred income	11,099	11,099
2.04	Minority interest	2,268	2,018
2.05	Stockholders' equity	1,229,709	1,072,409
2.05.01	Paid-up capital	188,225	180,290
2.05.02	Capital reserves	589,630	534,401
2.05.03	Revaluation reserves	156,399	160,281
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212

1 - Code	2 - Description	3 – 06/30/06	4 – 03/31/06
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Others	0	0
2.05.04.07.01	Future capital increase	0	0
2.05.05	Accumulated deficit	201,255	103,237

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.01	Gross sales and/or services revenue	1,824,014	3,487,808	1,307,083	2,642,573
3.01.01	Air transportation revenue - national	1,304,918	2,565,119	1,008,840	1,979,879
3.01.02	Air transportation revenue - international	365,121	683,079	238,626	524,463
3.01.03	Other operating sales and/or services revenues	153,975	239,610	59,617	138,231
3.02	Deductions	(91,577)	(165,785)	(60,107)	(115,357)
3.03	Net sales and/or services revenue	1,732,437	3,322,023	1,246,976	2,527,216
3.04	Cost of sales and/or services	(1,143,551)	(2,176,373)	(882,071)	(1,726,386)
3.04.01	Cost of services rendered	(1,143,551)	(2,176,373)	(882,071)	(1,726,386)
3.05	Gross profit	588,886	1,145,650	364,905	800,830
3.06	Operating expenses/income	(448,815)	(838,907)	(393,429)	(749,639)
3.06.01	Selling	(258,001)	(520,135)	(269,386)	(507,883)
3.06.02	General and administrative	(105,277)	(211,100)	(93,258)	(174,655)
3.06.02.01	Directors' fees	(6,951)	(14,610)	(2,279)	(11,535)
3.06.02.02	Other general and administrative	(98,326)	(196,490)	(90,979)	(163,120)
3.06.03	Financial	(59,981)	(71,328)	(26,325)	(59,918)
3.06.03.01	Financial income	60,845	120,412	(5,655)	21,519
3.06.03.02	Financial expenses	(120,826)	(191,740)	(20,670)	(81,437)
3.06.04	Other operating income	0	0	61	61
3.06.05	Other operating expenses	(25,556)	(36,344)	(4,521)	(7,244)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	140,071	306,743	(28,524)	51,191
3.08	Non-operating results	4,956	9,618	(10,857)	(11,670)
3.08.01	Income	6,731	12,757	2,465	6,206

1 – Code	2 - Description	3 - 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.08.02	Expenses	(1,775)	(3,139)	(13,322)	(17,876)
3.09	Profit (loss) before taxes and profit sharing	145,027	316,361	(39,381)	39,521
3.10	Provision for income tax and social contribution	(58,764)	(100,746)	6,096	(25,243)
3.11	Deferred income tax	11,090	(6,846)	8,295	14,291
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(250)	(425)	321	256
3.15	Net income (loss) for the period	97,103	208,344	(24,669)	28,825
	Number of shares (thousand), excluding treasury stock	150,563	150,563	143,862	143,862
	Net income per share	0.64493	1.38377		0,20037
	Loss per share			(0.17148)

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency - ANAC – (formerly DAC), which are referred to as “BR GAAP” and stated in Reais (R$). For the reader´s convenience we are also presenting financial statements prepared in accordance with US generally accepted accounting principles – US GAAP.. Comparative analyses are presented between the interim financial information for the second quarter of 2006 (2Q06) and the second quarter of 2005 (2Q05).

TAM (BOVESPA: TAMM4,NYSE: TAM) has lead the Brazilian domestic market for three years and in June 2006 achieved a 47.6% market share while in the international market it achieved a 37.9% market penetration. The Company flies to 47 cities in Brazil. After considering commercial agreements with regional airlines, 72 domestic destinations are available to the TAM passenger. Furthermore, code-share agreements with other airlines permit passengers to fly to a diverse number of destinations around the world – not just those served directly by TAM. TAM was the pioneer in Brazil in introducing a frequent flyer program – denominated Fidelidade – and now has 3.3 million associates and has distributed 3.6 million tickets.

1 Main operating and financial highlights

  In 2Q06 available seat-quilometers (ASK) increased 23.8% to 8,060 million from 6,509 million in 2Q05 owing to an increase in hours flown by aircraft per day (10.66 in 2Q05 to 12.04 in 2Q06) and by changes to the operational fleet, with 8 Fokker 100 aircraft being replaced by 7 Airbus A320 and 2 A330.
  In the 2Q06 our demand increased by 39.4% to 6,038 million RPK (paying passenger kilometers) from 4,330 million in 2Q05. This was due to an increase of 8.4 percentage points in the occupation rate – from 66.5% in 2Q05 to 74.9% in 2Q06
  Average domestic market share attained 45.9% in 2Q06 compared to 41.4% in 2Q05. In the international market our participation was 30.0% in 2Q06 and 16.6% in 2Q05.
  Our operating revenues increased 38.9% to R$ 1,732.4 million in 2Q06 compared with R$1,247.0 in 2Q05. RASK increased 12.2% to Realcents 21.49 in 2Q06 as against Realcents 19.16 in 2Q05.
  Operating costs and expenses of R$1,506.8 million in 2Q06 were 21.1% higher than in 2Q05 – R$1,244.7 million. However, such expenses by ASK (CASK) fell by 2.2% to Realcents 18.69 in 2Q06 compared with 2Q05´s Realcents 19.12.
  EBIT was up to 13.0% - R$225.4 million in 2Q06, compared to 0.2%and R$1.9 million in 2Q05.
  EBITDAR was 25.1% - R$435.7 million in 2Q06 compared with 13.7% and R$170.9 million in 2Q05.
  Net income for the quarter was R$97.1 million compared with a loss of R$24.7 million in 2Q05.

  In the quarter, cash and cash equivalents totalled R$1,564.4 millions – increasing by R$356.1 million since the first quarter. Of the increase, R$318.5 million was generated by operational activities.
  We have successfully obtained prime-time slots at Heathrow airport, London and plan to initiate operations in October with the seven weekly flights we have been designated.
  We have signed a contract with Boeing which will permit us to increase our capabilities at the São Carlos Technological Centre
  On May 29, 2006, we were elected the best airline for excellence in serving the customer for the seventh year running.
  TAM also maintained one of the highest operating efficiency rates in the domestic market in 2Q06. The average obtained in 2Q06, of 92%, is a result of its combined efforts towards Regularity and Punctuality, i.e., flights carried out as scheduled and within the scheduled times.
  Our shares have enjoyed an accumulated increase of 44.3% since their second public offering on March 10, 2006. On the day of the offering the shares were being bought and sold at R$ 42.00, while at June 30, 2006 their quotation was R$ 59.15. In the same period, the IBOVESPA index increased by –0.7%.

2 Operational performance
2.1 Main operational indicators

		2006		2005		Change (%)

	2nd Quarter		2nd Quarter		3nd Quarter

Revenue passengers (thousands)	6,055	11,606	4,480	8,701	35.2	33.4
Revenue passengers - kilometers (RPK-millions)	6,038	11,869	4,330	8,771	39.4	35.3
Available seats - kilometers (ASK-millions)	8,060	16,097	6,509	12,860	23.8	25.2
Load factor - %	74.9	73.7	66.5	68.2	8.4 p.p.	5.5 p.p.
Break-even load factor (BELF) - %	65.4	64.6	66.4	65.0	-1.0 p.p.	-0.4 p.p.
Flight hours	90,125	180,661	75,400	148,291	19.5	21.8
Flight kilometers per aircrafts (million of KM)	51,742	104,028	42,876	85,602	20.7	21.5
Liters of fuel (million)	308,360	613,771	249,133	489,550	23.8	25.4
Aircraft utilization (hours per day)	12.04	12.31	10.66	10.64	12.9	15.7
Number of landing	58,450	116,339	49,649	96,455	17.7	20.6
Market Share domestic (demand)	45.9%	44.8%	41.4%	40.8%	4.5 p.p.	4.0 p.p.
Market Share international (demand)	30.0%	25.7%	16.6%	16.1%	13.4 p.p.	9.6 p.p.
Capacity Share domestic (supply)	44.6%	43.7%	41.8%	41.5%	2.8 p.p.	2.2 p.p.
Capacity Share international (supply)	27.6%	24.7%	17.6%	17.1%	10.0 p.p.	7.6 p.p.
Average course (Km)	885	894	864	887	2.4	0.8
Fleet
• Active	83	83	82	82	1.2%	1.2%
• To be returned	3	3	4	4	-25.0%	-25.0%
• Total	86	86	86	86
Employees
• TAM Linhas Aéreas	9,652	9,652	8,034	8,034	20.1%	20.1%
• Mercosur	609	609	563	563	8.2%	8.2%
• Fidelidade -	210	210	232	232	-9.5%	-9.5%
• Total	10,471	10,471	8,829	8,829	18.5%	18.5%
WTI-NY (Source: NYMEX) (in US$/gallon)	73.93	73.93	53.17	53.17	39.0%	39.0%
US Dollar exchange rate at quarter end	2.1643	2.1643	2.3504	2.3504	-7.9%	-7.9%

		2006		2005		Change (%)

	2nd	1st	2nd	1st	2nd	1st
	Quarter	Semester	Quarter	Semester	Quarter	Semester

BR GAAP

Average fare - Domestic	223.73	229.89	229.32	234.51	-2.4	-2.0
Average fare - International	567.80	554.16	557.65	597.23	1.8	-7.2
Average fare - general	255.44	260.35	256.35	266.44	-0.3	-2.3
RASK (cents of reais)	21.49	20.64	19.16	19.65	12.2	5.0
RASK Regular Domestic (cents of
reais)	20.63	20.44	19.32	19.60	6.8	4.3
RASK Regular International (cents
of reais)	15.29	14.80	12.61	14.22	21.3	4.1
Yield (cents of reais)	30.21	29.39	30.18	30.13	0.1	-2.5
Yield Regular Domestic (cents of
reais)	29.12	30.00	31.06	31.33	-6.3	-4.3
Yield Regular International (cents
of reais)	20.43	19.46	19.06	20.42	7.2	-4.7
CASK (cents of reais)	18.69	18.06	19.12	18.73	-2.2	-3.6
CASK except fuel (cents of reais)	12.39	11.99	13.20	13.04	-6.1	-8.0

US GAAP

Average fare - Domestic	223.73	229.89	229.32	234.51	-2.4	-2.0
Average fare - International	567.80	554.16	557.65	597.23	1.8	-7.2
Average fare - general	255.44	260.35	256.35	266.44	-0.3	-2.3
RASK (cents of reais)	21.36	20.54	19.16	19.65	11.5	4.5
RASK Regular Domestic (cents of
reais)	20.63	20.44	19.32	19.60	6.8	4.3
RASK Regular International (cents
of reais)	15.29	14.80	12.61	14.22	21.3	4.1
Yield (cents of reais)	30.03	29.26	30.18	30.13	-0.5	-2.9
Yield Regular Domestic (cents of
reais)	29.12	30.00	31.06	31.33	-6.3	-4.3
Yield Regular International (cents
of reais)	20.43	19.46	19.06	20.42	7.2	-4.7
CASK (cents of reais)	18.36	17.56	18.28	17.86	0.4	-1.7
CASK except fuel (cents of reais)	12.06	11.49	12.35	12.16	-2.3	-5.5

Terms used in the operational indicators

Term	Meaning

Revenue passengers	Total number of paying passengers that flew, for all of the companies flights

RPK - Revenue passengers -
Kilometers	Number of kilometers flown by paying passengers

Available seats - Kilometers	Corresponds to the product from multiplying the number of seats available for all
(ASK)	of the planes by the distance covered by the flights

Average fare	Quotient from dividing the income from transporting passengers by the number of paying passengers transported

Yield per passenger per	Quotient from dividing total gross income from transporting passengers by the
kilometer	number of paying passengers per kilometer transported. The result is reported in cents per kilometer

Sales revenue per ASK	Quotient from dividing net operational income by the number of seat- -kilometers
(RASK)	available. The result is reported in cents per seat-kilometer.

Cost per ASK (CASK)	Quotient from dividing total operational costs by the number of seat- kilometers available. The result is reported in cents per kilometer.
Load factor	Occupation rate. Percentage of the planes that are occupied during the flights.

Break-even load factor	Break-even load factor or the load factor in which revenue is equivalent to
(BELF)	operating costs and expenses.

Market Share	Company’s percentile share in the total market demand

Capacity Share	Company’s percentile share in the total market offer.

Flight hours	Time of flying the plane calculated from the time of take off to turning off the engine.

Number of stops	Number of operational cycles made by our planes which correspond to take off, flight and landing.

2.2 Aviation segment

			Change			Change
	2Q06	2Q05	QoQ (%)	1S06	1S05	SoS (%)

Domestic
Offer	13,243,542	11,589,055	14.3%	27,295,320	23,130,632	18.0%
Demand	9,660,183	7,823,074	23,5%	19,404,040	15,967,723	21.5%
Occupation	72.9%	67.5%	5.6 p.p.	71.1%	69.0%	2.5 p.p.

International
Offer	7,081,386	8,388,805	-15.6%	15,214,923	16,936,789	-10.2%
Demand	4,935,321	5,951,248	-17.1%	11,261,944	12,743,258	-11.6%
Occupation	69.7%	70.9%	-1.2 p.p.	74.0%	75.2%	-1.2%

General
Offer	20,324,928	19,977,860	1.7%	42,510,243	40,067,421	6.1%
Demand	14,595,504	13,774,322	6.0%	30,665,984	28,710,981	6.8%
Occupation	71.8%	68.9%	2.9 p.p.	72.1%	71.7%	0.4 p.p.

Source: ANAC (Civil Aviation National Agency)

2.3 TAM and the market

2.3.1 Market share TAM

			Change			Change
Market	2Q06	2Q05	QoQ (%)	2H06	2H05	HoH (%)

Offer
Domestic	44.6%	41.8%	2.8 p.p.	43.7%	41.5%	2.2 p.p.
International	27.6%	17.6%	10,0 p.p.	24,7%	17.1%	7.6 p.p.

Demand
Domestic	45.9%	41.4%	4.5 p.p.	44.8%	40.8%	4.0 p.p.
International	30.0%	16.6%	13.4 p.p.	25.7%	16.1%	9.6 p.p.

Source: ANAC (Civil Aviation National Agency)

2.3.2 Domestic market

According to ANAC data, TAM reached the leadership position in the domestic air transportation market in July 2003. By the end of the current quarter, it had achieved a 47.6% market share, having an average share of 45.9% in the domestic market in 2Q06.

2.3.3 International market

According to information from ANAC, TAM's market share in the international market at the end of 2Q06 was 37.9%, and it averaged 30.0% in that quarter.

3 Economic-financial performance

All the values shown in the table below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the table below.

					Second Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue	22.63	20.08	12.7	1,824.0	1,307.0	39.6
Flight revenue	20.72	19.17	8.1	1,670.0	1,247.4	33.9
Domestic	15.24	14.48	5.2	1,228.1	942.7	30.3
International	4.09	3.16	29.3	329.4	205.7	60.2
Cargo	1.40	1.52	-8.3	112.5	99.1	13.5
Other operating sales and/or services revenues	1.91	0.92	108.6	153.9	59.6	158.3
Sales deductions and taxes	(1.14)	(0.92)	23.1	(91.6)	(60.1)	52.5

Net sales and/or services revenue	21.49	19.16	12.2	1,732.4	1,247.0	38.9

Cost of services rendered and operating expenses
Fuel	(6.30)	(5.93)	6.3	(507.8)	(385.7)	31.7
Selling and marketing expenses	(2,43)	(3.34)	-27.4	(195.7)	(217.6)	-10.1
Aircraft and equipment leasing	(2.31)	(2.27)	1.5	(185.8)	(147.8)	25.7
Personnel	(2.54)	(2.42)	5.2	(205.0)	(157.4)	30.3
Maintenance and reviews (except personnel)	(1.27)	(1.45)	-12.3	(102.2)	(94.2)	8.6
Outsourced services	(1.47)	(1.43)	2.6	(118.6)	(93.3)	27.1
Landing and take-off and navigation charges	(0.90)	(0.82)	10.0	(72.8)	(53.4)	36.2
Depreciation and amortization	(0.30)	(0.32)	-6.5	(24.1)	(20.8)	15.8
Aircraft insurance	(0.10)	(0.15)	-30.2	(8.4)	(9.7)	-13.6
Others	(1.07)	(1.00)	7.7	(86.5)	(64.9)	33.4

Total cost of services rendered and operating expenses	(18.69)	(19.12)	-2.2	(1,506.8)	(1,244.7)	21.1

Gross profit	2.80	0.03	7,966.6	225.6	2.3	9,877.7

Financial income (expense)	(0.74)	(0.40)	83.9	(60.0)	(26.3)	127.8
Other operating expenses. net	(0.32)	(0.07)	362.9	(25.6)	(4.5)	473.0

Operating income	1.74	(0.44)		140.1	(28.5)

Non-operating results, net	0.06	(0.17)		5.0	(10.9)

Income before income and social
contribution taxes	1.80	(0.61)		145.0	(39.4)

Income tax and social contribution	(0.59)	0.22		(47.7)	14.4

Income before minority interest	1.21	(0.38)		97.4	(25.0)
Minority interest
	0.00	0.00		(0.3)	0.3
Net income for the period	1.20	(0.38)		97.1	(24.7)

					Second Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue	21.67	20.55	5.4	3,487.8	2,642.6	32.0
Flight revenue	20.18	19.47	3.6	3,248.2	2,504.3	29.7
Domestic	15.01	14.47	3.7	2,415.9	1,860.9	29.8
International	3.83	3.56	7.7	616.6	457.4	34.8
Cargo	1.34	1.45	-7.4	215.6	186.1	15.9
Other operating sales and/or services revenues	1.49	1.07	38.5	239.6	138.2	73.3
Sales deductions and taxes	(1.03)	(0.90)	14.8	(165.8)	(115.4)	43.8

Net sales and/or services revenue	20.64	19.65	5.0	3,322.0	2,527.2	31.5

Cost of services rendered and operating expenses
Fuel	(6.07)	(5.70)	6.6	(977.6)	(732.5)	33.5
Selling and marketing expenses	(2.49)	(3.16)	-21.3	(400.9)	(406.8)	-1.5
Aircraft and equipment leasing	(2.17)	(2.38)	-8.6	(349.6)	(305.6)	14.4
Personnel	(2.45)	(2.36)	4.0	(394.9)	(303.5)	30.2
Maintenance and reviews (except personnel)	(1.12)	(1.44)	-22.5	(180.0)	(185.6)	-3.0
Outsourced services	(1.51)	(1.42)	6.7	(243.8)	(182.5)	33.6
Landing and take-off and navigation charges	(0.88)	(0.84)	5.2	(141.8)	(107.7)	31.6
Depreciation and amortization	(0.29)	(0.32)	-10.2	(46.8)	(41.7)	12.4
Aircraft insurance	(0.11)	(0.16)	-31.3	(17.2)	(20.0)	-13.9
Others	(0.96)	(0.96)	0.43	(154.7)	(123.0)	25.7

Total cost of services rendered and operating expenses	(18.06)	(18.73)	-3.6	(2,907.6)	(2,408.9)	20.7

Gross profit	2.57	0.92	179.9	414.4	118.3	250.3

Financial income (expense)	(0.44)	(0.47)	-4.9	(71.3)	(59.9)	19.0
Other operating expenses. net	(0.23)	(0.06)	303.9	(36.3)	(7.2)	406.0

Operating income	1.91	0.40	378.7	306.7	51.2	499.2

Non-operating results, net	(0.06)	(0.09)	-165.8	9.6	(11.6)

Income before income and social
contribution taxes	1.97	0.31	539.5	316.4	39.6	700.5

Income tax and social contribution	(0.67)	(0.09)	684,5	(107.6)	(11.0)	882.4

	1.30	0.22	483.7	208.8	28.6	630.7

Income before minority interest	0.00	0.00		(0.4)	0.3
Minority interest

Net income for the period	1.29	0.22	477.3	208.3	28.9	622.8

Comments on the numbers of the second quarter of 2006 are on BR GAAP, except as indicated:

Gross operating revenue

Our gross operating revenue increased by 39.6%, to R$ 1,824,0 million in 2Q06 against R$ 1,307,0 million in 2Q05. Our total RPK increased by 39.4% and our total yield increased by 0.1%, reaching 30.21 cents of Reais in 2Q06. The increase in RPK was due mainly to the 23.8% increase in our availability in ASK, allied to an improvement in our load factor of 8.4 p.p., to an average in 2Q06 of 74.9% . Our domestic market share reached 45.9% in 2Q06, against 41.4% in 2Q05. Total RASK increased by 12.2% to R$ 21.49 cents in 2Q06 compared to R$ 19.16 cents in 2Q05.

The gross domestic passengers revenue (including regular and charter passengers) increased by 30.3%, reaching R$ 1,228,1 million in 2Q06, against R$ 942,7 million in 2Q05. Although our regular domestic yield fell 6.3% to 29,12 cents of Reais in 2Q06 from 31.06 cents of Reais in 2Q05, domestic demand increased 36.3% . reflecting an increase in the domestic load factor of 8.2 p.p. With these factors, our domestic RASK increased by 6.8% to 20.63 cents of Reais in 2Q06 from 19.32 cents in 2Q05.

The gross international passengers revenue (including regular and charter passengers) increased by 60.2%, reaching R$ 329.4 million in 2Q06, against R$ 205.7 million in 2Q05 The increase in revenue is due to the increase in availability in ASK of 31.1% arising from the addition of two flights per week to Buenos Aires and one daily flight to Paris, daily flights to New York and the Manaus-Miami route. A A320 was substituted by a A 330 in the route to Santiago. Our international demand increased 48.8% and there was an increase of 8.9 percentage points in the international load factor – from 65.7% in 2Q05 to 74.6% in 2Q06. Regular international yield edged forward 7.2% from RealCents 19.06 in 2Q05 to RealCents 20.43 in 2Q06. Regular international yield expressed in US$ increased 16.0% - from 8.1 USCents to 9.4 USCents. Regular international RASK increased by 21.3%, from 12.61 cents in 2Q05 to 15.29 cents in 2Q06.

The gross cargo revenue (domestic and international) increased by 13.5%, reaching R$ 112,5 million in 2Q06, against R$ 99.1million in 2Q05, owing to the increase in the number of our international flights, resulting in greater space available in the aircraft holds which could be offered by TAM Express (product offered by the cargo division of TAM Linhas Aéreas S.A.)

Other gross revenues increased by 158.3%, reaching R$ 153.9 million in 2Q06, against R$ 59.6 million in 2Q05, largely due to increased income from the Fidelidade program and the increase in expired tickets which were cancelled in accordance with IATA regulations.

Sales deductions and taxes

Sales deductions and taxes increased by 52.5%, reaching R$ 91.6 million in 2Q06, against R$ 60.1 million in 2Q05, owing to the increase in domestic gross income of 30.3%, increase in domestic cargo income and an increase in other operational income of 158.3% . These constitute the principal components in calculating taxes and deductions.

Net operating revenue

Our net operating revenue increased by 38.9%, reaching R$ 1,732.4 million in 2Q06, against R$ 1,247.0 million in 2Q05.

Cost of services rendered and operating expenses

Our cost of services rendered and operating expenses increased by 21.1%, reaching R$ 1,506.8 million in 2Q06, compared to R$ 1,244.7 million in 2Q05. The increase is mainly due to an increase in the costs with fuel, leasing of aircraft and equipment, outsourced services and landing and take-off and navigation assistance charges. However total cost per ASK(CASK) decreased 2.2% from R$ 19.12 cents in 2Q05 to R$ 18.69 cents in 2Q06, principally owing to the better utilization of our aircraft (flown hours increased from 10.66 hours per aircraft per day to 12.04 flown hours), reduction in commercial costs and the 8.6% appreciation of the Real, mostly offset by the increase in fuel.

Fuel cost increased by 31.7%, reaching R$ 507.8 million in 2Q06, against R$ 385,7 million in 2Q05, due to the 23.8% increase in the liters of fuel used. In addition, the average price per liter of fuel in Reais increased by 6.8% . In 2Q06, our savings with the fuel tankering program were approximately R$ 8.1million. Fuel costs by ASK increased by 6.3% .

Selling and marketing expenses decreased by 10.1%, to R$ 195.7 million in 2Q06, against R$ 217.6 million in 2Q05, principally due to the implementation of a new policy of variable commissions and adjustment to discounts and incentives, together with a reduction in marketing expenses. Selling and marketing expenses by ASK fell by 27.4% .

Costs with aircraft and equipment lease increased by 25.7%, to R$ 185.8 million in 2Q06, against R$ 147.8 million in 2Q05, mainly due to the substitution of 8 Fokker 100 with 8 Airbus, partly compensated for by the 8.6% appreciation of the Brazilian Real in relation to the North-American Dollar. Costs with aircraft and equipment lease by ASK increased by 1.5% .

Personnel costs increased by 30.3%, reaching R$ 205.0 million in 2Q06, against R$ 157.4 million in 2Q05, mainly due to the 18.5% increase in the effective headcount from 8,829 to 10,471 in the end of the quarter and a salary increase of 6.0% ..The increase in our headcount was lower than the increase of 23.8% in our ASK in the period. Labor costs per ASK decreased by 5.2% .

Maintenance and repairs (except personnel) increased by 8.6% to R$ 102.2 million in 2Q06 against R$ 94.2 million in 2Q05, basically due to the number of hours flown which increased by 19.5% and partly compensated for by the appreciation of the Real against the US dollar of 8.6% and by the reduction in the age of the fleet which is presently the most modern in the Country. Costs with maintenance and repairs (except personnel) by ASK fell by 12.3% .

Costs and expenses with outsourced services increased 27.1%, to R$ 118.6 million in 2Q06 against R$ 93.3 million in 2Q05, largely in line with the increase in our operations of 23.8% . Expenses with outsourced services by ASK increased by 2.6% .

Costs with landing and take-off and navigation charges increased by 36.2%, reaching R$ 72.8 million in 2Q06, against R$ 53.4 million in 2Q05, due to the 17.7% increase in the number of take-offs and to the increase in navigation assistance, which resulted from the 20.7% increase in kilometers flown and the increase in international flights whose costs are higher than for domestic flights. Costs with landing and take-off and navigation assistance charges by ASK increased by 10.0% .

Depreciation and amortization costs increased by 15.8%, reaching R$ 24.1 million in 2Q06, against R$ 20.8 million in 2Q05, mainly due to new additions, which, net of disposals, amounted to R$ 150.4 million in the year from 2Q05 to 2Q06. Costs with depreciation and amortization by ASK decreased by 6.5% .

Aircraft insurance costs decreased by 13.6%, to R$ 8.4 million in 2Q06, against R$ 9.7 million in 2Q05, mainly due to the net reduction in Real-denominated insurance premiums caused by the appreciation of the Brazilian Real in relation to the North-American Dollar of 8.6%, partly compensated for by an increase in passenger departures of 35.2% in 2Q06 compared to 2Q05. Costs with aircraft insurance by ASK were reduced by 30.2% .

Other operating expenses increased by 33.4%, reaching R$ 86.5 million in 2Q06, against R$ 64.9 million in 2Q05, principally owing to the 23.8% increase in the volume of operations. Other operating expenses by ASK increased by 7.7% .

Financial income (expense)

Our financial income (expense) comprised a net expense of R$ 60.0 million in 2Q06, against R$ 26.3 million in 2Q05, principally arising from the appreciation of the Real against the US dollar of 8.6% and income from financial investments – compensated for by the accrual for unrealized losses with hedge operations.

Income tax and social contribution

The Income tax and social contribution comprised an expense of R$ 47.7 million in 2Q06 compared with a credit of R$ 14.4 million in 2Q05. Our effective rate of income tax and social contribution was 32.9% in 2Q06, compared with 36.5% in 2Q05.

Net income for the period

Our net income for the quarter reached R$ 97.1 million in 2Q06, against a loss of R$ 24.7 million in 2Q05 due to the factors explained above which represented an increase in the margin of 7.6 percentage points, totaling 5.6% in 2Q06 and –2.0% in 2Q05.

EBIT

Our EBIT margin was 13.0%, representing R$ 225.4 million in 2Q06, against R$ 1.9 million in 2Q05, which represented an increase in the EBIT margin by 12.8 percentage points in 2Q06. The increase in EBIT is caused by the increase of 12.2% of RASK which despite the unfavorable fall of 6.3% in the domestic regular yield, was compensated for by the increase of 8.4 percentage points in our load factor. Furthermore we had a favorable fall in CASK of 2.2% .

EBITDAR

Our EBITDAR margin was 25.1%, reaching R$ 435.7 million in 2Q06, against R$ 170.9 million in 2Q05, which represented an increase of 11.4 percentage points in the EBITDAR margin in 2Q06, due to the effects on our revenues and costs described above.

4 Fleet

The Company´s current operational fleet as at June 30 is set out below

						June 30,

Model	Capacity	In operation		Sub- leased		Total

		2005	2006	2005	2006	2005	2006

	(*)	5	7	4	3	9	10

	168 seats, 10 tons of cargo	34	41			34	41

	138 seats, 7 tons of cargo.	13	13			13	13

	108 seats, 7 tons of cargo	30	22			30	22

		82	83	4	3	86	86

(*) 10 - A330-200s, of which 5 have 18 seats in first class, 36 seats in executive class, 171 seats in economy class (total of 225 seats) and 4 have 7 seats in first class, 46 seats in executive class and 175 seats in economy class (total of 228 seats), all with maximum cargo of 18 tons.

5 US GAAP

For the enlightenment of the reader we set out below statements of income for the second quarters of 2006 and 2005 together with balance sheets as at June 30, 2005 and 2006 – all prepared in accordance with accounting principles generally accepted in the USA – and known as US GAAP. The complete financial statements including an explanatory note setting out a reconciliation between net income and shareholder’s equity at the second quarter and the independent auditors’ limited review report are set out separately in a specific report which is being disclosed simultaneously to this report, through the same media.

Statement of Income					Second Quarter

	In cents of R$ per ASK			In millions of R$

US GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue	22.51	20.08	12.1	1,813.2	1,307.0	38.7
Flight revenue	20.72	19.17	8.1	1,670.0	1,247.4	33.9
Domestic	15.24	14.48	5.2	1,228.1	942.7	30.3
International	4.09	3.16	29.3	329.4	205.7	60.2
Cargo	1.40	1.52	-8.3	112.5	99.1	13.5
Other operating sales and/or services
revenues	1.78	0.92	93.1	143.2	59.6	140.3
Sales deductions and taxes	(1.14)	(0.92)	23.1	(91.6)	(60.1)	52.5

Net sales and/or services revenue
Cost of services rendered and operating
expenses	21.36	19.16	11.5	1,721.6	1,247.0	38.1
Fuel	(6.30)	(5.93)	6.3	(507.8)	(385.7)	31.7
Selling and marketing expenses	(2.43)	(3.34)	-27.4	(195.7)	(217.6)	-10.1
Aircraft and equipment leasing	(1.27)	(1.11)	14.4	(102.2)	(72.1)	41.7
Personnel	(2.55)	(2.42)	5.5	(205.8)	(157.5)	30.7
Maintenance and repairs(except personnel)	(1.27)	(1.45)	-12.3	(102.2)	(94.2)	8.6
Outsourced services	(1.45)	(1.20)	20.7	(116.7)	(78.1)	49.5
Landing and take-off and navigation
charges	(0.90)	(0.82)	10.0	(72.8)	(53.4)	36.2
Depreciation and amortization	(0.70)	(0.78)	-6.5	(56.0)	(50.7)	10.6
Aircraft insurance	(0.10)	(0.15)	-30.2	(8.4)	(9.7)	-13.6
Others	(1.39)	(1.09)	27.8	(111.9)	(70.7)	58.2

Total cost of services rendered and
operating expenses	(18.36)	(18.28)	-0.4	(1,479.6)	(1,189.6)	24.4

Gross profit	3.00	0.88	240.9	242.1	57.3	322.2
Financial income (expense)	(0.26)	4.16	-106.3	(21.0)	270.8
Income before income and social
contribution taxes	2.74	5.04	-45.6	221.1	328.2	-32.6

Income tax and social contribution	(0.93)	(1.74)	-46.6	(74.8)	(112.9)	-33.8

Income before minority interest	1.82	3.31	-45.1	146.3	215.2	-32.0
Minority interest	0.00	0.00		0.0	0.0

Net income for the quarter	1.82	3.31	-45.1	146.3	215.3	-32.0

Statement of Income				Six months ended June 30, 2006

		In cents of R$ per ASK			In millions of R$

US GAAP			Chang			Change
	2006	2005	e (%)	2006	2005	(%)

Gross operating revenue	21.58	20.55	5.0	3,472.8	2,642.6	31.4
Flight revenue	20.18	19.47	3.6	3,248.2	2,504.3	29.7
Domestic	15.01	14.47	3.7	2,415.9	1,860.9	29.8
International	3.38	3.56	7.7	616.6	457.4	34.8
Cargo	1.34	1.45	-7.4	215.6	186.1	15.9
Other operating sales and/or services
revenues	1.40	1.07	30.5	224.6	138.2	62.5
Sales deductions and taxes	(1.03)	(0.90)	14.8	(165.8)	(115.4)	43.8

Net sales and/or services revenue	20.54	19.65	4.5	3,307.0	2,527.2	30.9
Cost of services rendered and operating
expenses
Fuel	(6.07)	(5.70)	6.6	(977.6)	(732.5)	33.5
Selling and marketing expenses	(2.49)	(3.16)	-21.3	(400.9)	(406.8)	-1.5
Aircraft and equipment leasing	(1.13)	(1.14)	-0.2	(182.4)	(146.1)	24.9
Personnel	(2.46)	(2.36)	4.3	(396.7)	(303.8)	30.6
Maintenance and repairs(except personnel)	(1.12)	(1.44)	-22.5	(180.0)	(185.6)	-3.0
Outsourced services	(1.46)	(1.30)	12.6	(235.7)	(167.2)	41.0
Landing and take-off and navigation
charges	(0.88)	(0.84)	5.2	(141.8)	(107.7)	31.6
Depreciation and amortization	(0.69)	(0.79)	-12.5	(110.9)	(101.2)	9.6
Aircraft insurance	(0.11)	(0.16)	-31.3	(17.2)	(20.0)	-13.9
Others	(1.14)	(0.98)	16.9	(183.8)	(125.7)	46.3

Total cost of services rendered and
operating expenses	(17.56)	(17.86)	-1.7	(2,827.3)	(2,296.7)	23.1

Gross profit	2.98	1.79	66.3	479.8	230.5	108.2
Financial income (expense)	0.96	1.56	-38.3	154.6	200.2	-22.8
Income before income and social
contribution taxes	3.94	3.35	17.7	634.4	430.7	47.3
Income tax and social contribution	(1.37)	(1.13)	20.9	(219.9)	(145.2)	51.4

Income before minority interest	2.57	2.22	16.0	414.5	285.5	45.2
Minority interest	0.00	0.00		(0.2)	(0.1)	17.8

Net income for the quarter	2.57	2.22	16.0	414.3	285.4	45.2

Comments on 2Q06 results under US GAAP, except where indicated otherwise

We set out below our comments on the second quarter results. We will highlight only those accounts or group of accounts where the amounts here differ from those reported under Brazilian GAAP.

Other operational income in US GAAP increased 140.3% to R$ 143.2 million in 2Q06, compared with R$ 59.6 million in 2Q05, largely due to the frequent flyer Fidelidade program.

The difference between other operational income under BR and US GAAP arises from the deferral under US GAAP of the income earned from the sale of points to financial institution partners of the Fidelidade program in the amount of R$ 10.7 million.

Costs with leasing of aircraft and equipment under US GAAP increased by 41.7% to R$ 102.2 million in 2Q06 compared to R$ 72.1 million in 2Q05, arising from the increase of 4 aircraft A320 and return of 1 Fokker 100 aircraft and from the appreciation of the Real against the US dollar of 8.6% . The cost of leasing aircraft and equipment by ASK increased by 14.4% .

The difference between leasing of aircraft and equipment reported under BR GAAP and US GAAP is due to the recognition of certain contracts, which are accounted for as simple operating leases under BR GAAP and as financial leases under US GAAP. A financial lease requires both asset and liability to be recorded in the balance sheet and affects the results through the depreciation of the assets and interest accrued and foreign exchange variation on the liability. The charges arising from aircraft contracts under financial leases according to US GAAP totalled R$ 83.6 million in 2Q06 and R$ 75.7 million in 2Q05.

Costs and expenses with outsourced services under US GAAP increase by 49.5%, to R$ 116.7 million in 2Q06 against R$ 78.1 million in 2Q05, mainly due to the quantity of take-offs which increased 23.8% . Expenses with outsourced services by ASK increase by 20.7% .

The difference between outsourced services under BR GAAP and US GAAP largely arises from the exclusion of R$ 1.9 million in expenses with the public offering of shares in 2Q06, which, under US GAAP, is recorded against the line “Paid in capital”.

Depreciation and amortization costs under US GAAP increased by 10.6%, reaching R$ 56.0 million in 2Q06, against R$ 50.7 million in 2Q05. Costs with depreciation and amortization by ASK decreased by 6.5% .

The difference between depreciation and amortization costs under BR GAAP and US GAAP arises from: (a) accounting for certain leases as operating leases under BR GAAP (with consequent recognition of aircraft lease expense), and those same leases being considered “finance” leases under US GAAP and the consequent recording of depreciation and interest expense.and, (b) reversion of the depreciation expenses accounted under BR GAAP on the increases related to the accounting of such asset’s revaluation, which, for US GAAP purposes, is reversed. These effects generated an increase in these costs of R$ 31.9 million in 2Q06 and R$ 29.9 million in 2Q05.

Other operating expenses in US GAAP increased 58.2% to R$ 111.9 million in 2Q06 compared to R$ 70.7 million in 2Q05 due to the growth of 23.8% in our operations. Other operating expenses by ASK increased 27.8% .

The difference between other operating expenses under BR GAAP and US GAAP arise from : (a) reclassification under US GAAP of the lines “other operating expenses” and “non-operating results” to this line; (b) reversal of the gains arising from the change of financial lease to operating lease that occurred in 2Q06; (c) deferment of the gains arising from the A-330 sale and lease-back transactions that occurred in 2001; and (d) the gain or loss on the conversion of the “Mercosur” financial statements from guaranis into Reais; and (e) stock options. These effects increased other operating expenses by R$ 15.6 million in 2Q06 and R$ 5.8 million in 2Q05.

Our net financial income under US GAAP comprised an expense of R$ 21.0 million in 2Q06, compared with income of R$ 270.8 million in 2Q05, mainly due to the 8.6% appreciation of the Real against the United States Dollar.

The difference between net financial income under BR GAAP and US GAAP is due to: (a) interest and foreign exchange variation on certain financial lease contracts; (b) marking to market the transactions with financial instruments and (c) derivative financial instruments. These effects generated income of R$ 39.0 million in 2Q06 and R$ 297.1 million in 2Q05.

Non-operating results under US GAAP are reclassified to the line “other operating expenses”.

Income tax and social contribution under US GAAP fell 35.1% to R$ 74.8 million in 2Q06 against an expense of R$ 112.9 million 2Q05, due to the taxable results recorded in 2Q06.

The difference between Income tax and social contribution under BR GAAP and US GAAP are due to: (a) tax effects of US GAAP and BR GAAP accounting adjustments; and (b) reversal of the tax credits on accounting losses and the negative calculation base of social contribution. These effects resulted in expenses of R$ 27.1 million in 2Q06 and expenses of R$ 127.3 million in 2Q05.

Our net income for the quarter in US GAAP decreased 32.0% to R$ 146.3 million in 2Q06 compared with R$ 215.3 million in 2Q05 in function of the reasons set out above.

Condensed Balance Sheet
(US GAAP – R$ million)

Assets	06.30.2006	12.31.2005

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	114,527	92,935
Short-term investments	1,449,898	902,517
Trade accounts receivable (net of allowance for doubtful	812,959	763,165
accounts – R$ 26,388 and R$ 24,051, respectively)
Inventories	115,713	104,565
Taxes recoverable	53,339	43,035
Prepaid expenses	83,613	120,013
Income tax and social contribution	31,222	80,061
Advances to aircraft manufacturers	164,296	100,995
Other receivables	88,160	21,758

	2,913,727	2,229,044

Long-term assets
Income tax and social contribution	45,404	122,995
Deposits in guarantee	115,173	118,660
Judicial deposits	52,114	55,877
Other assets	19,922	12,466

	232,613	309,998

Permanent
Investments
Goodwill	9,679	9,679
Other investments	70	70
Property, plant and equipment	3,424,582	3,507,855

	3,434,331	3,517,855

Total assets	6,580,671	6,056,647

Liabilities and shareholders’ equity	06.30.2006	12.31.2005

	(Unaudited)	(Unaudited)

Current liabilities
Suppliers	308,418	282,048
Lease payable, including current portion of long-term
obligations under financial lease	344,689	342,983
Short-term debt, including current portion of long-term debt	117,988	118,448
Debentures	27,855	26,109
Taxes and tariffs payable	51,702	35,156
Advance ticket sales	690,514	557,647
Salaries and payroll charges	135,006	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	22,750	27,073
Other accounts payable	191,477	237,613

	1,932,484	1,793,210

Long-term liabilities
Obligations with financial leases	2,172,345	2,502,424
Long-term debt	240,711	151,204
Debentures	21,539	33,244
Re-organization of Fokker 100 fleet	69,000	85,004
Provision for contingencies	678,459	654,101
Deferred gain on sale-leaseback	195,568	213,360
Other liabilities	1,199	1,905

	3,378,821	3,641,443

Minority interest	2,268	1,843

Shareholders’ equity	1,277.098	620,151

Total liabilities and shareholders’ equity	6,580,671	6,056,647

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5 - % HOLDING IN THE CAPITAL OF THE INVESTEE	6 -% OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	0.00
Industrial, commercial and other companies			2,605		2,605

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	0.00
Industrial, commercial and other companies			88	88

12.01 - Comments on Business Projections

No information is provided.

13.01 - Business Projections

No information is provided.

16.01 - Other Information Considered Relevant by the Company

Breakdown of TAM’s Shareholders’

						06.30.2006

		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,638	97.31	20,454,657	22.53	78,635,295	52.23

Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.8

Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,810	99.97	22,528,538	24.82	82,304,348	54.66

Directors			22,222	0.02	22,222	0.01

Mercado (Free Float)	19,035	0.03	68,217,736	75.16	68,236,771	45.33

Capital Total	59,794,845	100.00	90,768,496	100.00	150,563,341	100.00

The Fiscal Council was constituted on January 11.

Shareholders with more than 5% included in the quantities demonstrated as being “market” (Free Float)

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Investment Funds (Banco
Opportunity)

Luxor Fdo de Invest
Financ			235,390	0.26	235,390	0.16
OPP I FIA			2,047,729	2.26	2,047,729	1.36
Opportunity Carteira Ativa
FIA			42,300	0.05	42,300	0.03
Opportunity I FIA			24,881	0.03	24,881	0.02
Opportunity Lógica II FIA			1,653,474	1.82	1,653,474	1.10
Opportunity Lógica Inst
FIA			285,456	0.31	285,456	0.19
Opportunity Merc a vista
FIA			37,151	0.04	37,151	0.02
Opportunity MIDI FIA			58,034	0.06	58,034	0.04
Opportunity Renda
Variável FIA			36,825	0.04	36,825	0.02
Opportunity Special FIA			295,920	0.33	295,920	0.20
Opportunity T F I
Multimercado			13,400	0.01	13,400	0.01
Opportunity T2 FIF			11,810	0.01	11,810	0.01
Opportunity T60 FIM			7,000	0.01	7,000

Total Funds (Banco
Opportunity)			4,749,370	5.23	4,749,370	3.15

Shares belonging to members of the Administrative Council and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

		Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	6		2		8
Fiscal Council	0		0		0

Total	6		2		8

Shares belonging to directors included in the free float section

		Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors			22,222	0.02	22,222	0.01

As part of our wish to show exemplary standards of governance, below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

Incluída no bloco de controle

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100,00

Agropecuária Nova Fronteira Ltda
Incluída no bloco de controle

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações
Incluída no bloco de controle

		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia Oliveira Amaro
Demenato	31,633	16.66	56,044	16,66	87,677	16.66
Maurício Rolim Amaro	31,634	16.67	56,044	16,66	87,678	16.67
Marcos Adolfo Tadeu Senamo
Amaro	31,633	16.66	56,045	16,67	87,678	16.66

João Francisco Amaro	23	0.01	53	0,02	76	0.01

Total	189,823	100.00	336,318	100,00	526,141	100.00

						06.30.2005

		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,635	97.27	22,324,554	26,56	80,505,189	55,96

Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,743,690	3,27	4,259,346	2,96

Agropecuária Nova Fronteira
Ltda	79,516	0.13			79,516	0.05

BR Private Eq Fd M Inv AC
CL	2	0.00	17,632,859	20,98	17,632,861	12.26

Brazilian Equity Inv III LLC
– CSFB	16,928	0.03	3,793,721	4,51	3,810,649	2.65

Brazilian Equity LLC – CSFB	4,474	0.01	1,002,918	1.19	1,007,392	0.70

Latin Amer Capit Partn PIV
LLC – CSFB/BPW	2	0.00	1,158,452	1.38	1,158,454	0.81

Latin Amer Capit. Partn II
LLC – CSFB/BPW	2	0.00	4,553,522	5.42	4,553,524	3.16

Total controlling group	59,797,215	99.97	53,209,716	63.31	113,006,931	78.55

Directors			22,222	0.03	22,222	0.02

Free float	19,033	0.03	30,814,156	36.66	30,833,189	21.43

	59,816,248	100.00	84,046,094	100.00	143,862,342	100.00

At June 30, 2005, the Fiscal Council has not yet been constituted.

Shares belonging to members of the Administrative Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	5		2		7

As part of our wish to show exemplary standards of governance, below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,254,827	0.78
Maria Cláudia Oliveira Amaro Demenato	60,783,524	37.80
Maurício Rolim Adolfo Amaro	60,783,524	37.80
Marcos Adolfo Tadeu Senamo Amaro	24,564,376	15.28
João Francisco Amaro	13,427,989	8.34

Total	160,814,240	100.0

Agropecuária Nova Fronteira Ltda

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações

		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	85,152	50.00	168,132	50.00	253,284	50.00
Maria Cláudia Oliveira
Amaro Demenato	28,384	16.67	56,044	16.67	84,428	16.67
Maurício Rolim Amaro	28,384	16.67	56,044	16.67	84,428	16.67
Marcos Adolfo Tadeu
Senamo Amaro	28,384	16.66	56,045	16.66	84,429	16.66

Total	170,301	100.00	336,265	100.00	506,569	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

Independent accountant’s review report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1 We have reviewed the interim financial information (ITR) of TAM S.A. and the interim financial information of this Company and its subsidiaries (interim financial consolidated information) for the three-month period ended June 30, 2006, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2 Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3 Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4 Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows and the consolidated statement of added value of TAM S.A. and its subsidiaries for the three-period ended June 30, 2006 are supplementary information to the ITR, and have been included to facilitate additional analysis. These supplementary information were subjected to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5 The information presented in the management report described as US GAAP (prepared accordance with accounting principles generally accepted in the United States of America.), has been included to facilitate additional analysis of the Company and its subsidiaries, and was not reviewed by us.

August 4th, 2006 (except for the changes performed on the explanatory notes 4, 5 and 8 and on pages 6, 66, 106 and 108 for whom the effective date is August 9th, 2006)

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.01	Gross sales and/or services revenue	1,787,293	3,411,050	1,283,411	2,578,168
3.01.01	Air transportation revenue – national	1,304,918	2,565,119	1,008,840	1,979,879
3.01.02	Air transportation revenue – domestic	328,825	608,251	206,780	457,945
3.01.03	Other operating sales and/or services revenues	153,550	237,680	67,791	140,344
3.02	Deductions	(91,316)	(165,171)	(59,887)	(114,867)
3.03	Net sales and/or services revenue	1,695,977	3,245,879	1,223,524	2,463,301
3.04	Cost of sales and/or services	(1,120,455)	(2,131,389)	(868,781)	(1,688,185)
3.04.01	Cost of services rendered	(1,120,455)	(2,131,389)	(868,781)	(1,688,185)
3.05	Gross profit	575,522	1,114,490	354,743	775,116
3.06	Operating expenses/income	(453,641)	(836,184)	(367,117)	(710,637)
3.06.01	Selling	(248,762)	(500,333)	(261,554)	(489,624)
3.06.02	General and administrative	(100,381)	(196,345)	(75,441)	(155,014)
3.06.02.01	Directors´fees	(6,772)	(13,604)	(1,894)	(10,739)
3.06.02.02	Other general and administrative	(93,609)	(182,741)	(73,547)	(144,275)
3.06.03	Financial	(79,121)	(103,521)	(26,091)	(59,799)
3.06.03.01	Financial income	39,443	84,897	(8,134)	18,138
3.06.03.02	Financial expenses	(118,564)	(188,418)	(17,957)	(77,837)
3.06.04	Other operating income	0	0	61	61
3.06.05	Other operating expenses	(25,377)	(35,985)	(4,092)	(6,261)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 - Code	2 – Description	3 – 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.07	Operating results	121,881	278,306	(12,374)	64,479
3.08	Non-operating results	1,203	6,781	(5,435)	(4,004)
3.08.01	Income	6,657	13,002	2,395	6,073
3.08.02	Expenses	(5,454)	(6,221)	(7,830)	(10,077)
3.09	Profit (loss) before taxes and profit sharing	123,084	285,087	(17,809)	60,475
3.10	Provision for income tax and social contribution	(53,534)	(93,486)	6,096	(25,243)
3.11	Deferred income tax	11,090	(6,846)	(1,336)	4,660
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	80,640	184,755	(13,049)	39,892
	Number of shares (thousand), excluding treasury stock	2,065	2,065	2,065	2,065
	Net income per share	0.00000	0.00000		19.31816
	Loss per share	39.05085	89.46973	(6.31913)

1 - Code	2 - Description	3 - 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.01	Gross sales and/or services revenue	41,540	86,435	34,295	74,906
3.01.01	Air transportation revenue	36,295	74,828	31,846	66,517
3.01.02	Other operating revenue	5,245	11,607	2,449	8,389
3.02	Deductions	(262)	(615)	(215)	(478)
3.03	Net sbbbales and/or services revenue	41,278	85,820	34,080	74,428
3.04	Cost of sales and/or services	(27,915)	(54,661)	(24,203)	(48,703)
3.04.01	Cost of services rendered	(27,915)	(54,661)	(24,203)	(48,703)
3.05	Gross profit	13,363	31,159	9,877	25,725
3.06	Operating expenses/income	(12,134)	(25,537)	(10,849)	(23,152)
3.06.01	Selling	(9,241)	(19,802)	(8,191)	(18,259)
3.06.02	General and administrative	(1,919)	(4,028)	(2,407)	(4,802)
3.06.02.01	Directors´fees	(66)	(373)	(287)	(585)
3.06.02.02	Other general and administrative	(1,853)	(3,655)	(2,120)	(4,217)
3.06.03	Financial, net	(974)	(1,707)	(251)	(91)
3.06.03.01	Financial income	552	860	336	1,325
3.06.03.02	Financial expenses	(1,526)	(2,567)	(587)	(1,416)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 - Code	2 - Description	3 - 04/01/06 to 06/30/06	4 - 01/01/06 to 06/30/06	5 - 04/01/05 to 06/30/05	6 - 01/01/05 to 06/30/05
3.07	Operating results	1,229	5,622	(972)	2,573
3.08	Non-operating results	3,757	2,837	(5,422)	(7,665)
3.08.01	Income	3,757	3,757	70	132
3.08.02	Expenses	0	(920)	(5,492)	(7,797)
3.09	Profit (loss) before taxes and profit sharing	4,986	8,459	(6,394)	(5,092)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	4,986	8,459	(6,394)	(5,092)
	Number of shares (thousand), excluding treasury stock	88	88	88	88
	Net income per share	0.00000	0.00000
	Loss per share	5.65909	96.12500	(72.65909)	(57.86364)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial Statements	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Notes to the Interim Information	8
05	01	Comments on Company Performance	56
06	01	Consolidated Balance Sheet - Assets	56
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	57
07	01	Consolidated Statement of Operations	60
08	01	Comments on Consolidated Performance	63
09	01	Investments in Subsidiary and/or Associated Companies	84
10	01	Characteristics of Public or Private Debenture Issues	85
12	01	Comments on Business Projections	85
13	01	Business Projections	86
16	01	Other Information Considered Relevant by the Company	88
17	01	Report on Limited Reviews - Without Exception	93
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	95
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	97

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.